UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	GeoPark Limited Consolidated Financial Statements as of and for the year ended 31 December 2014

GEOPARK LIMITED

CONSOLIDATED
FINANCIAL STATEMENTS

As of and for the year ended 31 December 2014

GEOPARK LIMITED
31 DECEMBER 2014

Contents

2	Report of Independent Registered Public Accounting Firm
3	Consolidated Statement of Income
3	Consolidated Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Notes to the Consolidated Financial Statements

GEOPARK LIMITED
31 DECEMBER 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
GeoPark Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of GeoPark Limited and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICE WATERHOUSE & CO. S.R.L.

By /s/ Carlos Martín Barbafina	(Partner)
Carlos Martín Barbafina

Autonomus City of Buenos Aires, Argentina
March 19, 2015

GEOPARK LIMITED
31 DECEMBER 2014

CONSOLIDATED STATEMENT OF INCOME
Amounts in US$ ´000	Note	2014	2013	2012
NET REVENUE	7	428,734	338,353	250,478
Production costs	8	(229,650)	(179,643)	(129,235)
GROSS PROFIT		199,084	158,710	121,243
Exploration costs	11	(43,369)	(16,254)	(27,890)
Administrative costs	12	(48,164)	(46,584)	(28,798)
Selling expenses	13	(24,428)	(17,252)	(24,631)
Impairment loss for non-financial assets	38	(9,430)	-	-
Other operating (loss) / income		(1,849)	5,344	823
OPERATING PROFIT		71,844	83,964	40,747
Financial results	14	(50,719)	(33,876)	(16,308)
Bargain purchase gain on acquisition of subsidiaries	34	-	-	8,401
PROFIT BEFORE INCOME TAX		21,125	50,088	32,840
Income tax	16	(5,195)	(15,154)	(14,394)
PROFIT FOR THE YEAR		15,930	34,934	18,446
Attributable to: Owners of the Company		7,512	22,012	11,879
Non-controlling interest		8,418	12,922	6,567
Earnings per share (in US$) for profit attributable to owners of the Company. Basic	18	0.13	0.50	0.28
Earnings per share (in US$) for profit attributable to owners of the Company. Diluted	18	0.13	0.47	0.27

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	2014	2013	2012
Profit for the year	15,930	34,934	18,446
Other comprehensive income:
Items that may be subsequently reclassified to profit
Currency translation difference	(2,448)	(1,956)	-
Total comprehensive Income for the year	13,482	32,978	18,446
Attributable to: Owners of the Company	5,064	20,056	11,879
Non-controlling interest	8,418	12,922	6,567

The notes on pages 7 to 89 are an integral part of these consolidated financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	2014	2013	2012
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	19	790,767	595,446	457,837
Prepaid taxes	21	1,253	11,454	10,707
Other financial assets	24	12,979	5,168	7,791
Deferred income tax asset	17	33,195	13,358	13,591
Prepayments and other receivables	23	349	6,361	510
TOTAL NON CURRENT ASSETS		838,543	631,787	490,436
CURRENT ASSETS
Inventories	22	8,532	8,122	3,955
Trade receivables	23	36,917	42,628	32,271
Prepayments and other receivables	23	13,993	35,764	49,620
Prepaid taxes	21	13,459	6,979	3,443
Cash at bank and in hand	24	127,672	121,135	48,292
TOTAL CURRENT ASSETS		200,573	214,628	137,581
TOTAL ASSETS		1,039,116	846,415	628,017
TOTAL EQUITY
Equity attributable to owners of the Company
Share capital	25	58	44	43
Share premium		210,886	120,426	116,817
Reserves		124,017	126,465	128,421
Retained earnings (accumulated losses)		40,596	23,906	(5,860)
Attributable to owners of the Company		375,557	270,841	239,421
Non-controlling interest		103,569	95,116	72,665
TOTAL EQUITY		479,126	365,957	312,086
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	26	342,440	290,457	165,046
Provisions and other long-term liabilities	27	46,910	33,076	25,991
Deferred income tax liability	17	30,065	23,087	17,502
Trade and other payables	28	16,583	8,344	-
TOTAL NON CURRENT LIABILITIES		435,998	354,964	208,539
CURRENT LIABILITIES
Borrowings	26	27,153	26,630	27,986
Current income tax liabilities		7,935	7,231	7,315
Trade and other payables	28	88,904	91,633	72,091
TOTAL CURRENT LIABILITIES		123,992	125,494	107,392
TOTAL LIABILITIES		559,990	480,458	315,931

TOTAL EQUITY AND LIABILITIES		1,039,116	846,415	628,017

The financial statements were approved by the Board of Directors on 19 March 2015.

The notes on pages 7 to 89 are an integral part of these consolidated financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital (1)	Share Premium	Other Reserve	Translation Reserve	Retained earnings (accumulated losses)	Non-controlling Interest	Total
Equity at 1 January 2012	43	112,231	114,270	894	(18,549)	41,763	250,652
Comprehensive income:
Profit for the year	-	-	-	-	11,879	6,567	18,446
Total Comprehensive Income for the Year 2012	-	-	-	-	11,879	6,567	18,446
Transactions with owners:
Proceeds from transaction with Non-controlling interest (Notes 25 and 34)	-	-	13,257	-	-	24,335	37,592
Share-based payment (Note 29)	-	4,586	-	-	810	-	5,396
Total 2012	-	4,586	13,257	-	810	24,335	42,988
Balances at 31 December 2012	43	116,817	127,527	894	(5,860)	72,665	312,086
Comprehensive income:
Profit for the year	-	-	-	-	22,012	12,922	34,934
Currency translation differences	-	-	-	(1,956)	-	-	(1,956)
Total Comprehensive Income for the Year 2013	-	-	-	(1,956)	22,012	12,922	32,978
Transactions with owners:
Proceeds from transaction with Non-controlling interest (Notes 25 and 34)	-	-	-	-	-	9,529	9,529
Share-based payment (Note 29)	1	4,049	-	-	7,754	-	11,804
Repurchase of shares (Note 25)	-	(440)	-	-	-	-	(440)
Total 2013	1	3,609	-	-	7,754	9,529	20,893
Balances at 31 December 2013	44	120,426	127,527	(1,062)	23,906	95,116	365,957
Comprehensive income:
Profit for the year	-	-	-	-	7,512	8,418	15,930
Currency translation differences	-	-	-	(2,448)	-	-	(2,448)
Total Comprehensive Income for the Year 2014	-	-	-	(2,448)	7,512	8,418	13,482
Transactions with owners:
Proceeds from issue of shares	14	90,848	-	-	-	-	90,862
Proceeds from transaction with Non-controlling interest (Notes 25 and 34)	-	-	-	-	-	35	35
Share-based payment (Note 29)	-	-	-	-	9,178	-	9,178
Repurchase of shares (Note 25)	-	(388)	-	-	-	-	(388)
Total 2014	14	90,460	-	-	9,178	35	99,687
Balances at 31 December 2014	58	210,886	127,527	(3,510)	40,596	103,569	479,126

(1)	See Note 1.

The notes on pages 7 to 89 are an integral part of these consolidated financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Note	2014	2013	2012
Cash flows from operating activities
Income for the year		15,930	34,934	18,446
Adjustments for:
Income tax for the year	16	5,195	15,154	14,394
Depreciation of the year	9	101,657	70,200	53,317
Allowance for doubtful accounts	13-23	741	-	-
Loss on disposal of property, plant and equipment		591	575	546
Impairment loss	38	9,430	-	-
Write-off of unsuccessful efforts	11	30,367	10,962	25,552
Accrual of interest on borrowings		25,754	22,085	12,513
Amortisation of other long-term liabilities	27	(468)	(1,165)	(2,143)
Unwinding of long-term liabilities	27	1,972	1,523	1,262
Accrual of share-based payment	10	8,373	9,167	5,396
Bargain purchase gain on acquisition of subsidiaries	34	-	-	(8,401)
Deferred income	27	-	-	5,550
Exchange difference on borrowings	14	19,163	-	-
Income tax paid		(1,306)	(4,040)	(408)
Changes in working capital	5	13,347	(32,100)	3,403
Cash flows from operating activities – net		230,746	127,295	129,427
Cash flows from investing activities
Purchase of property, plant and equipment		(238,047)	(215,234)	(195,829)
Acquisitions of companies, net of cash acquired	34	(114,967)	-	(105,303)
Collections related to financial leases		8,973	6,734	-
Cash flows used in investing activities – net		(344,041)	(208,500)	(301,132)
Cash flows from financing activities
Proceeds from borrowings		67,633	307,259	37,200
Proceeds from transaction with non-controlling interest (1)		35	40,667	12,452
Proceeds from loans from related parties		16,563	8,344	-
Proceeds from issuance of shares		90,862	3,442	-
Repurchase of shares		(388)	(440)	-
Principal paid to related parties		(8,344)	-	-
Principal paid		(17,087)	(179,360)	(12,382)
Interest paid		(24,558)	(15,894)	(10,895)
Cash flows from financing activities - net		124,716	164,018	26,375

Net increase (decrease) in cash and cash equivalents		11,421	82,813	(145,330)

Cash and cash equivalents at 1 January		121,105	38,292	183,622
Currency translation differences		(4,854)	-	-
Cash and cash equivalents at the end of the year		127,672	121,105	38,292

Ending Cash and cash equivalents are specified as follows:
Cash in bank		127,560	121,113	48,268
Cash in hand		112	22	24
Bank overdrafts		-	(30)	(10,000)
Cash and cash equivalents		127,672	121,105	38,292

The notes on pages 7 to 89 are an integral part of these consolidated financial statements.

(1)
Proceeds from transaction with Non-controlling interest for the year ended 31 December 2013 includes: US$ 9,529,000 from capital contributions received in the period; and US$ 31,138,000 as result of collection of receivables included in Prepayment and other receivables as of 31 December 2012, relating to equity transactions made in 2012 and 2011.

GEOPARK LIMITED
31 DECEMBER 2014

NOTES

Note

1	General Information

GeoPark Limited (the Company) is a company incorporated under the laws of Bermuda. The Registered office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda.

On 7 February 2014, the Securities and Exchange Commission (“SEC”) declared effective the Company’s registration statement upon which 13,999,700 shares were issued at a price of US$ 7 per share, including over-allotment option. Gross proceeds from the offering totalled US$ 98 million. As a result, the Company commenced trading on the New York Stock Exchange (“NYSE”) under the ticker symbol GPRK. Also its shares are authorized for trading on the Santiago Off-Shore Stock Exchange. Subsequently, the Company listing cancellation on the AIM London Stock Exchange became effective on 19 February 2014.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina. The Group has working interests and/or economic interests in 31 hydrocarbon blocks.

In Chile the Group operates 6 blocks: Fell Block, Otway Block, Tranquilo Block and Isla Norte, Flamenco and Campanario blocks in Tierra del Fuego.

By acquiring three privately held companies in 2012, the Company obtained and maintained working interests and/or economic interests in 9 blocks located in the Llanos, Magdalena and Catatumbo basins in Colombia. In July and November 2014, the Company expanded its operations in Colombia through two new blocks: VIM-3 Block in the Lower Magdalena Basin and CPO-4 Block in the Llanos Basin (see Note 34), respectively. The Company is the operator in 6 of the 11 blocks in Colombia.

In May 2013, the Company has extended its footprint into Brazil since it has been awarded 7 new licenses in the Brazilian Round 11 of which two are in the Reconcavo Basin in the State of Bahia and five are in the Potiguar Basin in the State of Rio Grande do Norte. In addition, in November 2013, the Company has also been awarded 2 new concessions in a new international bidding round, Round 12, in the Parnaíba Basin in the State of Maranhão and Sergipe Alagoas Basin in the State of Alagoas, subject to removal of injunction for Block PN-T-597 (see Note 34.c).

GEOPARK LIMITED
31 DECEMBER 2014

Note

1	General Information (continued)

On 31 March 2014, the Company acquired a 10% working interest in the offshore Manati gas field, the largest natural gas producing field in Brazil. The Manati Field is operated by Petrobras (see Note 34).

In the fourth quarter of 2014, the Company signed an agreement to acquire an interest on the Morona Block in Peru, which belongs to Marañón Basin. The transaction is subject to customary conditions, certain license modifications and a presidential decree (see Note 34.d).

Additionally, the Company was awarded with two new blocks in Argentina in which the operator will be Pluspetrol: Puelen and Sierra del Nevado in the Neuquén Basin. The Company is the operator of the Del Mosquito block in Argentina.

These consolidated financial statements were authorised for issue by the Board of Directors on 19 March 2015.

Note

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of GeoPark Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are presented in thousands (US$´000) of United States Dollars and all values are rounded to the nearest thousand (US$'000), except where otherwise indicated.

The consolidated financial statements have been prepared on a historical cost basis.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in this note under the title “Accounting estimates and assumptions”.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure

New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2014:

Amendment to IAS 32, ‘Financial instruments: Presentation’ on asset and liability offsetting. These amendments are to the application guidance in IAS 32, ‘Financial instruments: Presentation’, and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

Amendment to IAS 36, ‘Impairment of assets’ on recoverable amount disclosures. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IFRIC 21, ‘Levies’, is an interpretation of IAS 37, ‘Provisions, contingent liabilities and contingent assets’. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation addresses what the obligating event is that gives rise to the payment of a levy and when a liability should be recognised.

Amendment to IAS 19, ‘Employee benefits’ regarding employee or third party contributions to defined benefit plans. The amendment applies to contributions from employees or third parties to defined benefit plans and clarifies the treatment of such contributions. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The objective of the amendment is to simplify the accounting for contributions that are independent of the number of years of employee service, for example employee contributions that are calculated according to a fixed percentage of salary. Entities with plans that require contributions that vary with service will be required to recognise the benefit of those contributions over employee’s working lives.

Management assessed the relevance of new standards, amendments or interpretations and concluded that their adoption did not have a significant impact on these financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure (continued)

New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2014 and not early adopted.

Amendment to IFRS 11, ‘Joint arrangements’ regarding acquisition of an interest in a joint operation. This amendment provides new guidance on how to account for the acquisition of an interest in a joint venture operation that constitutes a business. The amendments require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a ‘business’. The amendments are applicable to both the acquisition of the initial interest in a joint operation and the acquisition of additional interest in the same joint operation. However, a previously held interest is not re-measured when the acquisition of an additional interest in the same joint operation results in retaining joint control. The Group is yet to assess amendment to IFRS 11’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2016.

Amendments to IFRS 10 and IAS 28 regarding the sale or contribution of assets between an investor and its associate or joint venture. These amendments address an inconsistency between IFRS 10 and IAS 28 in the sale or contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary. The Group is yet to assess amendment to IFRS 10 and 28’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2016.

Amendment to IAS 27, ‘Separate financial statements’ regarding the equity method. The amendment allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Group is yet to assess amendment to IAS 27’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2016.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure (continued)

Annual improvements 2014. These annual improvements amend standards from the 2012 – 2014 reporting cycle. It includes changes to:

•
IAS 19,’Employee benefits’ – The amendment clarifies that, when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used. The amendment is retrospective but limited to the beginning of the earliest period presented and the Group is yet to assess its full impact and intends to adopt it no later than the accounting period beginning on or after 1 July 2016.

IFRS 15, ‘Revenue from contracts with customers’. This is the converged standard on revenue recognition. It replaces IAS 11, ‘Construction contracts’, IAS 18,’Revenue’ and related interpretations. Revenue is recognised when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. The core principle of IFRS 15 is that an entity recognises revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognises revenue in accordance with that core principle by applying the following steps:

-	Step 1: Identify the contract(s) with a customer

-	Step 2: Identify the performance obligations in the contract

-	Step 3: Determine the transaction price

-	Step 4: Allocate the transaction price to the performance obligations in the contract

-	Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation

IFRS 15 also includes a cohesive set of disclosure requirements that will result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The Group is yet to assess amendment to IFRS 15’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2017.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure (continued)

IFRS 9, ‘Financial instruments’. The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value, through profit or loss.

IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The Group is yet to assess amendment to IFRS 9’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2018.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Group.

2.2	Going concern

The Directors regularly monitor the Group's cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant breaches.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.2	Going concern (continued)

Considering macroeconomic environment conditions (see Note 37), the performance of the operations, Group’s cash position and over 80% of its total indebtedness maturing in 2020, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the consolidated financial statements.

2.3	Consolidation

Subsidiaries are all entities (including structured entities) over which the group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between the Group and its subsidiaries are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the strategic steering committee that makes strategic decisions. This committee consists of the CEO, COO, CFO and managers in charge of the Exploration, Development, Drilling, Operations, SPEED and Finance departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

2.5	Foreign currency translation

a)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars, which is the Group’s presentation currency.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Chile, Colombia, Perú and Argentina is the US Dollar, meanwhile for the Group Brazilian company the functional currency is the local currency, which is the Brazilian Real.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Consolidated Statement of Income.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.6	Joint arrangements

The company has applied IFRS 11 to all joint arrangements as of 1 January 2013. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor.

The Company has assessed the nature of its joint arrangements and determined them to be joint operations. The company combines its share in the joint operations individual assets, liabilities, results and cash flows on a line-by-line basis with similar items in its financial statements.

2.7	Revenue recognition

Revenue from the sale of crude oil and gas is recognised in the Statement of Income when risk transferred to the purchaser, and if the revenue can be measured reliably and is expected to be received. Revenue is shown net of VAT, discounts related to the sale and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property.

2.8	Production costs

Production costs include wages and salaries incurred to achieve the net revenue for the year. Direct and indirect costs of raw materials and consumables, rentals and leasing, property, plant and equipment depreciation and royalties are also included within this account.

2.9	Financial costs

Financial costs include interest expenses, realised and unrealised gains and losses arising from transactions in foreign currencies and the amortisation of financial assets and liabilities. The Company has capitalised borrowing cost for wells and facilities that were initiated after 1 January 2009. Amounts capitalised during the year totalled US$ 3,112,317 (US$ 1,312,953 in 2013 and US$ 1,368,952 in 2012).

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.10	Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment charge, if applicable. Historical cost includes expenditure that is directly attributable to the acquisition of the items; including provisions for asset retirement obligation.

Oil and gas exploration and production activities are accounted for in accordance with the successful efforts method on a field by field basis. The Group accounts for exploration and evaluation activities in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, capitalizing exploration and evaluation costs until such time as the economic viability of producing the underlying resources is determined. Costs incurred prior to obtaining legal rights to explore are expensed immediately to the Consolidated Statement of Income.

Exploration and evaluation costs may include: license acquisition, geological and geophysical studies (i.e.: seismic), direct labour costs and drilling costs of exploratory wells. No depreciation and/or amortisation are charged during the exploration and evaluation phase. Upon completion of the evaluation phase, the prospects are either transferred to oil and gas properties or charged to expense (exploration costs) in the period in which the determination is made depending whether they have found reserves or not. If not developed, exploration and evaluation assets are written off after three years, unless it can be clearly demonstrated that the carrying value of the investment is recoverable.

A charge of US$ 30,367,000 has been recognised in the Consolidated Statement of Income within Exploration costs (US$ 10,962,000 in 2013 and US$ 25,552,000 in 2012) for write-offs in Argentina, Colombia and Chile (see Note 11).

All field development costs are considered construction in progress until they are finished and capitalised within oil and gas properties, and are subject to depreciation once complete. Such costs may include the acquisition and installation of production facilities, development drilling costs (including dry holes, service wells and seismic surveys for development purposes), project-related engineering and the acquisition costs of rights and concessions related to proved properties.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.10	Property, plant and equipment (continued)

Workovers of wells made to develop reserves and/or increase production are capitalized as development costs. Maintenance costs are charged to income when incurred.

Capitalised costs of proved oil and gas properties and production facilities and machinery are depreciated on a licensed area by the licensed area basis, using the unit of production method, based on commercial proved and probable reserves. The calculation of the “unit of production” depreciation takes into account estimated future finding and development costs and is based on current year end unescalated price levels. Changes in reserves and cost estimates are recognised prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Depreciation of the remaining property, plant and equipment assets (i.e. furniture and vehicles) not directly associated with oil and gas activities has been calculated by means of the straight line method by applying such annual rates as required to write-off their value at the end of their estimated useful lives. The useful lives range between 3 years and 10 years.

Depreciation is allocated in the Consolidated Statement of Income as production and administrative expenses, based on the nature of the associated asset.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Impairment of non-financial assets in Note 2.12).

2.11	Provisions and other long-term liabilities

Provisions for asset retirement obligations, deferred income, restructuring obligations and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.11.1	Asset Retirement Obligation

The Group records the fair value of the liability for asset retirement obligations in the period in which the wells are drilled. When the liability is initially recorded, the Group capitalises the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value at each reporting period, and the capitalized cost is depreciated over the estimated useful life of the related asset. According to interpretations and application of current legislation and on the basis of the changes in technology and the variations in the costs of restoration necessary to protect the environment, the Group has considered it appropriate to periodically re-evaluate future costs of well-capping. The effects of this recalculation are included in the financial statements in the period in which this recalculation is determined and reflected as an adjustment to the provision and the corresponding property, plant and equipment asset.

2.11.2	Deferred Income

Relates to contributions received in cash from the Group’s clients to improve the project economics of gas wells. The amounts collected are reflected as a deferred income in the balance sheet and recognised in the Consolidated Statement of Income over the productive life of the associated wells. The depreciation of the gas wells that generated the deferred income is charged to the Consolidated Statement of Income simultaneously with the amortisation of the deferred income.

2.12	Impairment of non-financial assets

Assets that are not subject to depreciation and/or amortisation (i.e.: exploration and evaluation assets) are tested annually for impairment. Assets that are subject to depreciation and/or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units), generally a licensed area. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

No asset should be kept as an exploration and evaluation asset for a period of more than three years, except if it can be clearly demonstrated that the carrying value of the investment will be recoverable.

The impairment loss recognised in 2014 is explained in Note 38; no impairment loss has been recognised during 2013 and 2012. The write-offs are detailed in Note 11.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.13	Lease contracts

All current lease contracts are considered to be operating leases on the basis that the lessor retains substantially all the risks and rewards related to the ownership of the leased asset. Payments related to operating leases and other rental agreements are recognised in the Consolidated Income Statement on a straight line basis over the term of the contract. The Group's total commitment relating to operating leases and rental agreements is disclosed in Note 31.

Leases in which substantially all of the risks and rewards of ownership are transferred to the lessee are classified as finance leases. Under a finance lease, the Company as lessor has to recognize an amount receivable equal to the aggregate of the minimum lease payments plus any unguaranteed residual value accruing to the lessor, discounted at the interest rate implicit in the lease.

2.14	Inventories

Inventories comprise crude oil and materials.

Crude oil is measured at the lower of cost and net realisable value. Materials are measured at the lower of cost and recoverable amount. The cost of materials and consumables is calculated at acquisition price with the addition of transportation and similar costs. Cost is determined using the first-in, first-out (FIFO) method.

2.15	Current and deferred income tax

The tax expense for the year comprises current and deferred tax. Tax is recognised in the Consolidated Statement of Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company’s subsidiaries operate and generate taxable income. The computation of the income tax expense involves the interpretation of applicable tax laws and regulations in many jurisdictions. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and in some cases it is difficult to predict the ultimate outcome.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.15	Current and deferred income tax (continued)

In addition, the Group has tax-loss carry-forwards in certain taxing jurisdictions that are available to offset against future taxable profit. However, deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the unused tax losses can be utilized. Management judgment is exercised in assessing whether this is the case. To the extent that actual outcomes differ from management’s estimates, taxation charges or credits may arise in future periods.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. As mentioned above the Company does not expect that the temporary differences will revert in the foreseeable future. In the event that these differences revert in total (e.g. dividends are declared and paid), the deferred tax liability which the Company would have to recognize amounts to approximately US$ 16,000,000.

Deferred tax balances are provided in full, with no discounting.

2.16	Financial assets

Financial assets are divided into the following categories: loans and receivables; financial assets at fair value through the profit or loss; available-for-sale financial assets; and held-to-maturity investments. Financial assets are assigned to the different categories by management on initial recognition, depending on the purpose for which the investments were acquired. The designation of financial assets is re-evaluated at every reporting date at which a choice of classification or accounting treatment is available.

All financial assets are recognised when the Group becomes a party to the contractual provisions of the instrument. All financial assets are initially recognised at fair value, plus transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred. An assessment for impairment is undertaken at each balance sheet date.

Interest and other cash flows resulting from holding financial assets are recognised in the Consolidated Income Statement when receivable, regardless of how the related carrying amount of financial assets is measured.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.16	Financial assets (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. The Group’s loans and receivables comprise trade receivables, prepayments and other receivables and cash at bank and in hand in the balance sheet. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivables. Loans and receivables are subsequently measured at amortised cost using the effective interest method, less provision for impairment. Any change in their value through impairment or reversal of impairment is recognised in the Consolidated Statement of Income. All of the Group’s financial assets are classified as loan and receivables.

2.17	Other financial assets

Non current other financial assets include contributions made for environmental obligations according to a Colombian government request. For 2012, non current other financial assets also relate to the cash collateral account required under the terms of the notes issued in 2010. This investment was intended to guarantee interest payments and was recovered at repayment date (see Note 26).

2.18	Impairment of financial assets

Provision against trade receivables is made when objective evidence is received that the Group will not be able to collect all amounts due to it in accordance with the original terms of those receivables. The amount of the write-down is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows.

2.19	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts, if any, are shown within borrowings in the current liabilities section of the Consolidated Statement of Financial Position.

2.20	Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of the business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.20	Trade and other payables (continued)

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.21	Borrowings

Borrowings are obligations to pay cash and are recognised when the Group becomes a party to the contractual provisions of the instrument.

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Consolidated Statement of Income over the period of the borrowings using the effective interest method.

Direct issue costs are charged to the Consolidated Statement of Income on an accruals basis using the effective interest method.

2.22	Share capital

Equity comprises the following:

•	"Share capital" representing the nominal value of equity shares.

•	"Share premium" representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issue.

•	"Other reserve" representing:

-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end or,

-
the difference between the proceeds from the transaction with non-controlling interests received against the book value of the shares acquired in the Chilean and Colombian subsidiaries (see Note 34.b).

•	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.

•	"Retained earnings (accumulated losses)" representing accumulated earnings and losses.

GEOPARK LIMITED
31 DECEMBER 2014

Note

2	Summary of significant accounting policies (continued)

2.23	Share-based payment

The Group operates a number of equity-settled and cash-settled share-based compensation plans comprising share awards payments and stock options plans to certain employees and other third party contractors.

Share-based payment transactions are measured in accordance with IFRS 2.

Fair value of the stock option plan for employee or contractors services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted calculated using the Black-Scholes model.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision to original estimates, if any, in the Consolidated Statement of Income, with a corresponding adjustment to equity.

The fair value of the share awards payments is determined at the grant date by reference of the market value of the shares and recognised as an expense over the vesting period.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

For cash-settled share-based payment transactions, the Company measures the services acquired for amounts that are based on the price of the Company’s shares. The fair value of the liability incurred is measured using Geometric Brownian Motion method. Until the liability is settled, the Company is required to remeasure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in profit or loss for the period.

GEOPARK LIMITED
31 DECEMBER 2014

Note

3	Financial Instruments-risk management

The Group is exposed through its operations to the following financial risks:

•	Currency risk

•	Price risk

•	Credit risk – concentration

•	Funding and liquidity risk

•	Interest rate risk

•	Capital risk management

The policy for managing these risks is set by the Board. Certain risks are managed centrally, while others are managed locally following guidelines communicated from the corporate office. The policy for each of the above risks is described in more detail below.

Currency risk

In Argentina, Colombia, Chile and Perú the functional currency is the US Dollar. The fluctuation of the local currencies of these countries against the US Dollar does not impact the loans, costs and revenues held in US Dollars; but it does impact the balances denominated in local currencies. Such is the case of the prepaid taxes.

In Chile, Colombia and Argentina subsidiaries most of the balances are denominated in US Dollars, and since it is the functional currency of the subsidiaries, there is no exposure to currency fluctuation except from receivables or payables originated in local currency mainly corresponding to VAT. The balances as of 31 December 2014 of VAT were credits for US$ 73,000 (US$ 3,177,000 in 2013 and US$ 3,624,000 in 2012) in Argentina, credits for US$ 5,107,000 (US$ 5,288,000 in 2013 and US$ 221,000 in 2012) in Chile, and payable for US$ 1,358,000 (US$ 5,870,000 in 2013 and US$ 2,418,000 in 2012) in Colombia.

The Group minimises the local currency positions in Argentina, Colombia and Chile by seeking to equilibrate local and foreign currency assets and liabilities. However, tax receivables (VAT) seldom match with local currency liabilities. Therefore the Group maintains a net exposure to them.

Most of the Group's assets held in those countries are associated with oil and gas productive assets. Those assets, even in the local markets, are generally settled in US Dollar equivalents.

During 2014, the Argentine Peso devaluated by 31% (devaluated by 33% and 16% in 2013 and 2012 respectively) against the US Dollar, the Chilean Peso devaluated by 16% (devaluated by 10% and strengthened by 8% in 2013 and 2012 respectively) and the Colombian Peso devaluated by 24% (devaluated by 9% and strengthened by 9% in 2013 and 2012 respectively).

GEOPARK LIMITED
31 DECEMBER 2014

Note

3	Financial Instruments-risk management (continued)

Currency risk (continued)

If the Argentine Peso, the Chilean Peso and the Colombian Peso had each devaluated an additional 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been lower by US$ 621,400 (higher by US$ 279,000 in 2013 and lower by US$ 91,000 in 2012). As of 31 December 2014, the balances denominated in the Peruvian local currency (Peruvian Soles) are not material.

In Brazil the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the cash at bank and Itaú loan. Most of the balances are denominated in Brazilian Real, and since it is the functional currency of the Brazilian subsidiary, there is no exposure to currency fluctuation except from cash at bank held in US Dollars and for the Itaú loan described in Note 26.

During 2014, the Brazilian Real devaluated by 13% against the US Dollar. If the Brazilian Real had devaluated an additional 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been lower by US$ 5,660,000 (higher by US$ 3,652,000 in 2013).

As currency rate changes between the U.S. Dollar and the local currencies, the Group recognizes gains and losses in the Consolidated Statement of Income.

Price risk

The price realised for the oil produced by the Group is linked to WTI (West Texas Intermediate) and Brent, US dollar denominated international benchmarks.The market price of these commodities is subject to significant fluctuation and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil and natural gas, market uncertainty, economic conditions and a variety of additional factors.

Between September 2014 and February 2015, WTI and Brent have fallen more than 40%, affecting both: the Company’s results in 2014 and the Company’s expectations for 2015 (see Note 37).

In Colombia, the price of oil is based on Brent, adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur, delivery point and water content.

GEOPARK LIMITED
31 DECEMBER 2014

Note

3	Financial Instruments-risk management (continued)

Price risk (continued)

In Chile, the oil price is based on Brent minus certain marketing and quality discounts such as, inter alia, API quality and others. In Argentina, the oil price is also subject to the impact of the retention tax on oil exports defined by the Argentine government which limits the direct correlation to the WTI.

The Company has signed a long-term Gas Supply Contract with Methanex in Chile. The price of the gas sold under this contract is determined based on a formula that takes into account various international prices of methanol, including US Gulf methanol spot barge prices, methanol spot Rotterdam prices and spot prices in Asia.

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. The price of gas sold under this contract is denominated in Brazilian Real and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Indice Geral de Preços do Mercado), or IGPM.

If the market prices of WTI, Brent and methanol had fallen by 10% compared to actual prices during the year, with all other variables held constant, post-tax profit for the year would have been lower by US$ 29,186,000 (lower by US$ 27,179,000 in 2013 and US$ 18,784,000 in 2012).

The Group has no price-hedging transaction currently outstanding. The Board could consider adopting commodity price hedging measures, when deemed appropriate, according to the size of the business, production levels and market implied volatility.

Credit risk – concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognised values. There is not considered to be any significant risk in respect of the Group’s major customers.

In Colombia, the Group have diversified the customer base and for the year ended 31 December 2014, the Colombian subsidiary made 40.1% of the oil sales to Gunvor (a global privately-held company, dedicated to commodities trading), 31.8% to Emerald (a UK based company engaged in the exploration and production of hydrocarbons) and 11% to Perenco (a global independent company, dedicated to oil and gas production), with Gunvor accounting for 23%, Emerald 18.3% and Perenco 6.3% of consolidated revenues for the same period.

GEOPARK LIMITED
31 DECEMBER 2014

Note

3	Financial Instruments-risk management (continued)

Credit risk – concentration (continued)

All the oil produced in Chile is sold to ENAP as well as the gas produced by TdF Blocks (28% of total revenue, 40% in 2013 and 48% in 2012), the State owned oil and gas company. In Chile, most of gas production is sold to the local subsidiary of the Methanex, a Canadian public company (6% of consolidated revenues, 7% in 2013 and 12% in 2012).

In Brazil, all the hydrocarbons from Manati Field are sold to Petrobras, the operator of the Manati Field and the State owned company.

The mentioned companies all have good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

See disclosure in Note 24.

Funding and Liquidity risk

In the past, the Group was able to raise capital through different sources of funding including equity, strategic partnerships and financial debt.

The Group is positioned at the end of 2014 with a cash balance of US$ 128 million and over 80% of its total indebtedness maturing in 2020. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with over 20,000 boepd in production. This scale and positioning permit GeoPark to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

The most significant funding transactions executed in 2014, 2013 and 2012 include:

On February 2014, the Group received a gross proceed of US$ 98 million from the issuance of new shares (see Note 1).

On March 2014, GeoPark executed a loan agreement with Itaú BBA International (Itau) for US$ 70.5 million to finance the acquisition of a working interest in the Manatí field (Brazil) (see Note 34.c) maturing between 2015 and 2019.

GEOPARK LIMITED
31 DECEMBER 2014

Note

3	Financial Instruments-risk management (continued)

Funding and liquidity risk (continued)

On February 2013 the Group placed US$ 300 million notes maturing in 2020. These notes contain customary incurrence covenants, which include, among others, limitations on the incurrence of additional debt (see Note 26).

On December 2012, LGI made a capital contribution in GeoPark Colombia S.A. for US$ 14,900,000 to acquire a non-controlling 20% equity interest in GeoPark’s Colombian business. In addition, as part of the transaction, US$ 5,000,000 was transferred directly to the Colombian subsidiary as a loan.

Interest rate risk

The Group’s profit and operating cash flows are substantially independent of changes in market interest rates. The Group’s interest rate risk arises from long-term borrowings issued at variable rates, which expose the Group to cash flow to interest rate risk.

The Group does not face interest rate risk on its US$ 300,000,000 Notes which carry a fixed rate coupon of 7.50% per annum.

At 31 December 2014 the outstanding long-term borrowing affected by variable rates amounted to US$ 68,540,000, representing 19% of total long-term borrowings, which was composed by the loan from Itaú Bank that has a floating interest rate based on LIBOR.

The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. For each simulation, the same interest rate shift is used for all currencies. The scenarios are run only for liabilities that represent the major interest-bearing positions.

At 31 December 2014, if 1% is added to interest rates on currency-denominated borrowings with all other variables held constant, post-tax profit for the year would have been US$ 312,000 lower (nil in 2013 and US$ 160,866 lower in 2012).

GEOPARK LIMITED
31 DECEMBER 2014

Note

3	Financial Instruments-risk management (continued)

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash at bank and in hand. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The Group’s strategy is to keep the gearing ratio within a 30% to 45% range.

The gearing ratios at 31 December 2014, 2013 and 2012 were as follows:

Amounts in US$ '000	2014	2013		2012
Net Debt	241,921	265,952	(a)	144,740
Total Equity	479,126	365,957		312,086
Total Capital	721,047	631,909		456,826
Gearing Ratio	34%	42%		32%

(a) For the calculation of the gearing ratio the Group does not consider the cash that has been allocated for future M&A activities. In 2013, the Group has allocated US$ 70 million for the acquisition of Río Das Contas (see Note 34.c).

Note

4	Accounting estimates and assumptions

Estimates and assumptions are used in preparing the financial statements. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from them. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key estimates and assumptions used in these consolidated financial statements are noted below:

•
The Group adopts the successful efforts method of accounting. The Management of the Company makes assessments and estimates regarding whether an exploration asset should continue to be carried forward as an exploration and evaluation asset not yet determined or when insufficient information exists for this type of cost to remain as an asset. In making this assessment the Management takes professional advice from qualified experts.

GEOPARK LIMITED
31 DECEMBER 2014

Note

4	Accounting estimates and assumptions

•
Cash flow estimates for impairment assessments require assumptions about two primary elements - future prices and reserves. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. Our forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and our own assessments. Our estimates of future cash flows are generally based on our assumptions of long-term prices and operating and development costs.

Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of impairment to be a critical accounting estimate (see Notes 37 and 38).

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of 31 December 2014 prepared by DeGolyer and MacNaughton, an international consultancy to the oil and gas industry based in Dallas. It incorporates many factors and assumptions including:

o	expected reservoir characteristics based on geological, geophysical and engineering assessments;

o	future production rates based on historical performance and expected future operating and investment activities;

o	future oil and gas prices and quality differentials;

o	assumed effects of regulation by governmental agencies; and

o	future development and operating costs.

Management believes these factors and assumptions are reasonable based on the information available to them at the time of preparing the estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

•
Oil and gas assets held in property plant and equipment are mainly depreciated on a unit of production basis at a rate calculated by reference to proven and probable reserves and incorporating the estimated future cost of developing and extracting those reserves. Future development costs are estimated using assumptions as to the numbers of wells required to produce those reserves, the cost of the wells and future production facilities.

GEOPARK LIMITED
31 DECEMBER 2014

Note

4	Accounting estimates and assumptions (continued)

•
Obligations related to the plugging of wells once operations are terminated may result in the recognition of significant obligations. Estimating the future abandonment costs is difficult and requires management to make estimates and judgments because most of the obligations are many years in the future. Technologies and costs are constantly changing as well as political, environmental, safety and public relations considerations. The Company has adopted the following criterion for recognising well plugging and abandonment related costs: The present value of future costs necessary for well plugging and abandonment is calculated for each area on the basis of a cash flow that is discounted at an average interest rate applicable to Company’s indebtedness. The liabilities recognised are based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

•
From time to time, the Company may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters. For example, from time to time, the Company receives notice of environmental, health and safety violations. Based on what the Management of the Company currently knows, it is not expected any material impact on the financial statements.

Note

5	Consolidated Statement of Cash Flow

The Consolidated Statement of Cash Flow shows the Group's cash flows for the year for operating, investing and financing activities and the change in cash and cash equivalents during the year.

Cash flows from operating activities are computed from the results for the year adjusted for non-cash operating items, changes in net working capital, and corporation tax. Tax paid is presented as a separate item under operating activities.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$ '000	2014	2013	2012
Increase in asset retirement obligation (Note 27)	1,603	7,183	3,440
Financial leases (Note 19)	-	14,133	-
Increase in provisions for other long-term liabilities (Note 27)	5,636	-	-
Purchase of property, plant and equipment	1,382	12,799	2,375

GEOPARK LIMITED
31 DECEMBER 2014

Note

5	Consolidated Statement of Cash Flow (continued)

Cash flows from investing activities include payments in connection with the purchase and sale of property, plant and equipment, cash flows relating to the purchase and sale of enterprises to third parties and cash flows from financial lease transactions. Cash flows from financing activities include changes in Shareholders’ equity, and proceeds from borrowings and repayment of loans. Cash and cash equivalents include bank overdraft and liquid funds with a term of less than three months.

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$ '000	2014	2013	2012
Increase in Prepaid taxes	(3,310)	(4,283)	(11,046)
(Increase) / Decrease in Inventories	(410)	(4,166)	8,837
Decrease / (Increase) in Trade receivables	13,791	(10,357)	(7,842)
Decrease / (Increase) in Prepayments and other receivables and Other assets	12,569	(13,330)	7,384
(Decrease) / Increase in Trade and other payables	(9,293)	36	6,070
	13,347	(32,100)	3,403

Note

6	Segment information

Management has determined the operating segments based on the reports reviewed by the strategic steering committee that are used to make strategic decisions. The committee considers the business from a geographic perspective.

The strategic steering committee assesses the performance of the operating segments based on a measure of adjusted earnings before interest, tax, depreciation, amortisation and certain non-cash items such as write-offs, impairments and share-based payment (Adjusted EBITDA). This measurement basis excludes the effects of non-recurring expenditure from the operating segments, such as impairments when it is the result of an isolated, non-recurring event. Interest income and expenses are not included in the result for each operating segment that is reviewed by the strategic steering committee. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Exploration and Other operating costs. Other information provided, except as noted below, to the strategic steering committee is measured in a manner consistent with that in the financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

Note

6	Segment information (continued)

Segment areas (geographical segments):

Amounts in US$ '000	Argentina	Brazil	Colombia	Perú	Chile	Corporate	Total
2014
Net revenue	1,308	35,621	246,085	-	145,720	-	428,734
Sale of crude oil	1,304	1,541	246,054	-	118,203	-	367,102
Sale of gas	4	34,080	31	-	27,517	-	61,632
Production costs	(644)	(19,702)	(131,680)	-	(77,624)	-	(229,650)
Depreciation	(94)	(11,554)	(51,856)	-	(35,856)	-	(99,360)
Royalties	(241)	(2,794)	(12,354)	-	(6,777)	-	(22,166)
Transportation costs	(87)	-	(4,663)	-	(6,784)	-	(11,534)
Other costs	(222)	(5,354)	(62,807)	-	(28,207)	-	(96,590)
Gross profit	664	15,919	114,405	-	68,096	-	199,084
Operating (loss) / profit	(4,321)	10,658	67,212	(2,419)	11,733	(11,019)	71,844
Adjusted EBITDA	(816)	22,637	130,209	(2,425)	76,420	(5,948)	220,077

Depreciation	(229)	(11,613)	(52,713)	-	(37,077)	(25)	(101,657)
Impairment loss	-	-	(9,430)	-	-	-	(9,430)
Write-off	(31)	-	(1,564)	-	(28,772)	-	(30,367)
Total assets	3,839	151,770	263,070	4,813	541,481	74,143	1,039,116

Employees (average)	100	10	121	4	208	-	443

Amounts in US$ '000	Argentina	Brazil	Colombia	Perú	Chile	Corporate	Total
2013
Net revenue	1,538	-	179,324	-	157,491	-	338,353
Sale of crude oil	1,532	-	179,324	-	134,579	-	315,435
Sale of gas	6	-	-	-	22,912	-	22,918
Production costs	(346)	-	(111,712)	-	(67,585)	-	(179,643)
Depreciation	(59)	-	(39,233)	-	(29,287)	-	(68,579)
Royalties	(194)	-	(9,661)	-	(7,384)	-	(17,239)
Transportation costs	(204)	-	(4,733)	-	(6,455)	-	(11,392)
Other costs	111	-	(58,085)	-	(24,459)	-	(82,433)
Gross profit	1,192	-	67,612	-	89,906	-	158,710
Operating (loss) / profit	(1,942)	(3,107)	38,811	-	63,110	(12,908)	83,964
Adjusted EBITDA	166	(3,037)	82,611	-	96,348	(8,835)	167,253

Depreciation	(225)	(2)	(39,406)	-	(30,471)	(96)	(70,200)
Write-off	-	-	(3,258)	-	(7,704)	-	(10,962)
Total assets	7,977	29,222	259,421	-	477,263	72,532	846,415

Employees (average)	97	3	107	-	184	-	391

GEOPARK LIMITED
31 DECEMBER 2014

Note

6	Segment information (continued)

Amounts in US$ '000	Argentina	Brazil	Colombia	Perú	Chile	Corporate	Total
2012
Net revenue	1,050	-	99,501	-	149,927	-	250,478
Sale of crude oil	1,045	-	99,501	-	121,018	-	221,564
Sale of gas	5	-	-	-	28,909	-	28,914
Production costs	(3,244)	-	(60,197)	-	(65,794)	-	(129,235)
Depreciation	(3,223)	-	(20,964)	-	(28,120)	-	(52,307)
Royalties	(172)	-	(4,165)	-	(7,087)	-	(11,424)
Transportation costs	(180)	-	(1,045)	-	(5,986)	-	(7,211)
Other costs	331	-	(34,023)	-	(24,601)	-	(58,293)
Gross (loss) / profit	(2,194)	-	39,304	-	84,133	-	121,243
Operating (loss) / profit	(6,129)	-	8,500	-	47,915	(9,539)	40,747
Adjusted EBITDA	2,051	-	34,474	-	93,908	(9,029)	121,404

Depreciation	(3,408)	-	(21,050)	-	(28,734)	(125)	(53,317)
Write-off	(1,915)	-	(5,147)	-	(18,490)	-	(25,552)
Total assets	6,108	-	213,202	-	405,674	3,033	628,017

Employees (average)	100	-	80	-	144	-	324

Approximately 66% of capital expenditure was allocated to Chile (63% in 2013 and 70% in 2012), 29% was allocated to Colombia (37% in 2013 and 30% in 2012) and 5% was allocated to Brazil (nil in 2013 and 2012). The capital expenditure referred does not include total consideration for M&A activities.

A reconciliation of total Operating netback to total profit before income tax is provided as follows:

Amounts in US$ '000	2014	2013	2012
Operating netback	274,509	214,683	151,270
Administrative costs (a)	(40,340)	(39,573)	(25,507)
Exploration costs (b)	(14,092)	(7,857)	(4,359)
Adjusted EBITDA for reportable segments	220,077	167,253	121,404
Depreciation (c)	(100,528)	(69,968)	(56,448)
Share-based payment	(8,373)	(9,167)	(5,396)
Impairment and write-off of unsuccessful efforts	(39,797)	(10,962)	(25,552)
Others (d)	465	6,808	6,739
Operating profit	71,844	83,964	40,747
Financial results	(50,719)	(33,876)	(16,308)
Bargain purchase gain on acquisition of subsidiaries	-	-	8,401
Profit before tax	21,125	50,088	32,840

(a)	Excludes depreciation and share-based payment.

(b)	Includes staff costs and other services.

(c)	Net of capitalised costs for oil stock included in Inventories.

(d)	Includes internally capitalised costs.

GEOPARK LIMITED
31 DECEMBER 2014

Note

7	Net Revenue

Amounts in US$ '000	2014	2013	2012
Sale of crude oil	367,102	315,435	221,564
Sale of gas	61,632	22,918	28,914
	428,734	338,353	250,478

Note

8	Production costs

Amounts in US$ '000	2014	2013	2012
Depreciation	99,360	68,579	52,307
Well and facilities maintenance	25,475	20,662	9,385
Royalties	22,166	17,239	11,424
Consumables	16,157	14,855	9,884
Staff costs (Note 10)	16,112	11,650	12,384
Share-based payment (Notes 10 and 29)	1,619	2,552	1,787
Transportation costs	11,534	11,392	7,211
Equipment rental	7,563	7,139	5,936
Non operated blocks costs	9,730	5,635	1,030
Safety and Insurance costs	5,733	4,843	1,428
Field camp	5,932	4,805	2,407
Gas plant costs	3,277	3,217	3,371
Cost of crude oil sold from acquired business	-	-	3,826
Other costs	4,992	7,075	6,855
	229,650	179,643	129,235

Note

9	Depreciation

Amounts in US$ '000	2014	2013	2012
Oil and gas properties	89,651	59,234	44,552
Production facilities and machinery	9,621	9,341	7,708
Furniture, equipment and vehicles	1,862	964	713
Buildings and improvements	523	661	344
Depreciation of property, plant and equipment	101,657	70,200	53,317

Recognised as follows:

Production costs	99,360	68,579	52,307
Administrative costs	2,297	1,621	1,010
Depreciation total	101,657	70,200	53,317

GEOPARK LIMITED
31 DECEMBER 2014

Note

10	Staff costs and Directors Remuneration

	2014	2013	2012
Average number of employees	443	391	324
Amounts in US$ '000
Wages and salaries	41,593	29,504	19,132
Share-based payment (Note 29)	9,178	8,362	5,396
Share-based payment – Cash awards (Note 29)	(805)	805	-
Social security charges	6,597	5,291	3,636
Director’s fees and allowance	1,998	1,426	1,516
	58,561	45,388	29,680

Recognised as follows:

Production costs	17,731	14,202	14,171
Exploration costs	12,939	7,676	4,418
Administrative costs	27,891	23,510	11,091
	58,561	45,388	29,680

Board of Directors’ and key managers’ remuneration (1)
Salaries and fees	11,003	7,702	5,711
Share-based payment	3,314	2,971	846
Other benefits	130	742	-
	14,447	11,415	6,557
(1)	All the figures are included in the Staff costs and Directors Remuneration table.

Directors’ Remuneration

	Executive Directors’ Fees	Executive Directors’ Bonus	Non-Executive Directors’ Fees (in £)	Non-Executive Directors’ Fees (in US$)	Director Fees Paid in Shares No. of Shares (1)	Cash Equivalent Total Remuneration
Gerald O’Shaughnessy	US$ 250,000	US$ 150,000	-	-	-	US$ 400,000
James F. Park	US$ 500,000	US$ 650,000	-	-	-	US$ 1,150,000
Pedro Aylwin (2)	-	-	-		-	-
Peter Ryalls(3)	-	-	£8,750	US$ 57,500	7,003	US$ 195,091
Juan Cristóbal Pavez(4)	-	-	£11,625	US$ 55,000	7,003	US$ 195,036
Carlos Gulisano(5)	-	-	£20,375	US$ 55,000	5,250	US$ 195,043
Steven J. Quamme(6)	-	-	£11,625	US$ 55,000	7,003	US$ 195,036
1 Only 2,301 shares of the 26,259 shares paid as Director Fees were issued during 2014 (see Note 29).

2 Pedro Aylwin has a service contract that provides for him to act as Manager of Legal and Governance so he resigned his fees as Director.

3 Technical Committe Chairman.

4 Compensation Committee Chairman.

5 Nomination Committee Chairman.

6 Audit Committee Chairman.

From the second half of 2014, an increase in the compensation program for the services of the non-executive Directors was aproved. The annual fees correspond to US$ 80,000 to be settled in cash and US$ 100,000 to be settled in stocks, paid quaterly in equal installments.

GEOPARK LIMITED
31 DECEMBER 2014

Note

10	Staff costs and Directors Remuneration (continued)

In the event that a non-executive Director serves as Chairman of any Board Committees, an additional annual fee of USD 20,000 shall apply. A Director who serves as a member of any Board Committees shall receive an annual fee of USD 10,000. Total payment due shall be calculated in an aggregate basis for Directors serving in more than one Committee. The Chairman fee shall not be added to the member´s fee for the same Committee. Payments of Chairmen and Committee members´ fees shall be made quarterly in arrears and settled in cash only.

IPO Stock Options to Executive Directors

The following Stock Options were issued to Executive Directors during 2006:

Name	N° of Underlying Common Shares	Exercise Price (£)	Earliest Exercise Date	Expiry Date
	153,345	3.20	15 May 2008	15 May 2013
Gerald O’Shaughnessy	306,690	4.00	15 May 2008	15 May 2013
	153,345	3.20	15 May 2008	15 May 2013
James F. Park	306,690	4.00	15 May 2008	15 May 2013

During 2013 the abovementioned stock options were fully exercised by the Executive Directors.

Stock Awards to Executive Directors

The following Stock Options were issued to Executive Directors during 2012:

Name	N° of Underlying Common Shares	Grant Date	Exercise Price (US$)	Earliest Exercise Date
Gerald O’Shaughnessy	270,000	23 Nov 2012	0.001	23 Nov 2015
James F. Park	450,000	23 Nov 2012	0.001	23 Nov 2015

In addition, Dr Carlos Gulisano holds the following interests in stock options and awards as a result of the services that he has previously provided to the Company:

•	50,000 IPO Stock Options issued on 15 May 2008 at an exercise price of £4.00 to be exercised between 15 May 2008 and 15 May 2013. These were fully exercised during 2013.

•	100,000 Stock awards issued on 15 December 2008 at an exercise price of $0.001 to be exercised between 15 December 2012 and 15 December 2018.

In addition, Pedro Aylwin holds the following interests in stock options and awards as a result of the services that he has previously provided to the Company:

•	156,431 shares fully exercised.

•	12,000 stock awards related to the 2011 Programme not yet vested.

GEOPARK LIMITED
31 DECEMBER 2014

Note

11	Exploration costs

Amounts in US$ '000	2014	2013	2012
Write-off of unsuccessful efforts (a)	30,367	10,962	25,552
Staff costs (Note 10)	11,712	6,451	3,090
Other services	2,380	1,406	1,269
Allocation to capitalised project	(2,317)	(2,437)	(1,849)
Share-based payment (Notes 10 and 29)	1,227	1,225	1,328
Amortisation of other long-term liabilities related to unsuccessful efforts	-	(600)	(1,500)
Recovery of abandonments costs	-	(753)	-
	43,369	16,254	27,890

(a)
The 2014 charge corresponds to the cost of ten unsuccessful exploratory wells: eight of them in Chile (three in Flamenco Block, two in Fell Block, two in Tranquilo Block and one in Campanario Block) and two of them in Colombia (two in the non-operated Arrendajo Block, see Note 34). The 2014 charge also includes the loss generated by the write-off of the remaining seismic cost for Otway and Tranquilo Blocks, registered in previous years.

The 2013 charge corresponds to the cost of five unsuccessful exploratory wells: two of them in Chile (one in Fell Block and one in Tranquilo Block) and three of them in Colombia (one well in Cuerva Block, one well in each of the non-operated blocks, Arrendajo and Llanos 32).

The 2012 charge corresponds to the costs of eight unsuccessful exploratory wells: five of them in Chile (two in Fell Block, two in Otway Block and the remaining in Tranquilo Block) and three of them in Colombia (one well in Cuerva Block, one well in Arrendajo Block and the remaining in Llanos 17 Block). The 2012 charge also includes the loss generated by the relinquishment of an area in the Del Mosquito Block in Argentina.

Note

12	Administrative costs

Amounts in US$ '000	2014	2013	2012
Staff costs (Note 10)	20,366	16,694	7,294
Share-based payment (Notes 10 and 29)	5,527	5,390	2,281
Consultant fees	6,791	6,424	5,122
New projects	2,798	3,720	2,927
Office expenses	3,190	2,652	3,293
Director’s fees and allowance	1,998	1,426	1,516
Travel expenses	2,052	1,258	1,563
Depreciation	2,297	1,621	1,010
Other administrative expenses	3,145	7,399	3,792
	48,164	46,584	28,798

GEOPARK LIMITED
31 DECEMBER 2014

Note

13	Selling expenses

Amounts in US$ '000	2014	2013	2012
Transportation	23,106	16,181	22,066
Selling taxes	433	406	202
Storage	148	665	645
Allowance for doubtful accounts	741	-	-
Delivery or pay penalty	-	-	1,718
	24,428	17,252	24,631

Note

14	Financial results

Amounts in US$ '000	2014	2013	2012
Financial expenses
Interest and amortisation of debt issue costs	29,466	25,209	13,114
Less: amounts capitalised on qualifying assets	(3,112)	(1,313)	(1,369)
Exchange difference (1)	23,097	760	2,081
Bank charges and other financial costs	2,672	2,519	1,764
Unwinding of long-term liabilities	1,972	1,523	1,262
Notes GeoPark Fell SpA cancellation costs (Note 26)	-	8,603	-
Financial income
Interest received	(3,376)	(3,425)	(544)
	50,719	33,876	16,308
(1)	Includes in 2014, US$ 19,163,000 generated by borrowings in US Dollars held by the Brazilian subsidiary.

Note

15	Tax reforms in Colombia and Chile

Colombia

The Colombian Congress approved a Tax Reform in December 2014. This reform has introduced a temporary net wealth tax assessed on net equity on domestic and foreign legal entities, kept the rate of the income tax on equality (Enterprise contribution on equality, “CREE” for its Spanish acronym) at 9%, and applied a CREE surcharge until 2018, among other changes.

The net wealth tax (NWT) assessed on net equity would apply for tax years 2015 through 2017 for domestic and foreign entities that hold any wealth in Colombia, directly or indirectly, via permanent establishments (PEs) or branches. In the case of foreign or domestic individuals, the NWT would apply until 2018.

GEOPARK LIMITED
31 DECEMBER 2014

Note

15	Tax reforms in Chile and Colombia (continued)

NWT would apply at progressive rates ranging from 1.15% in 2014; 1% in 2015 and decrease to 0.4% in 2016 and finally disappear in 2017, for corporate taxpayers. NWT paid would not be deductible or creditable for Colombian income tax purposes.

The Reform also extended the current 9% CREE tax rate, which was scheduled to decrease to 8% in 2016. Also, it will introduce a new CREE surcharge, beginning in 2015, from 5% in 2015, 6% in 2016, and 8% in 2017 to 9% in 2018. Therefore, the accumulated corporate income tax rate will raise to 43% in 2018. The Company has considered the effects of this rate increase in the deferred income tax calculation.

Chile

The Chilean Congress approved a reform to the income tax law in September 2014. Under this reform the income tax rate will increase from 20% in 2013 according to this schedule: 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% in 2018.

The operating subsidiaries that GeoPark controls in Chile, which are GeoPark TdF S.A., GeoPark Fell SpA and GeoPark Magallanes Limitada, are not affected by the income tax reform mentioned since they are covered by the tax treatment established in the Special contract of operations (“CEOPs”).

Note

16	Income tax

Amounts in US$ '000	2014	2013	2012
Current tax	23,574	13,337	7,536
Deferred income tax (Note 17)	(18,379)	1,817	6,858
	5,195	15,154	14,394

GEOPARK LIMITED
31 DECEMBER 2014

Note

16	Income Tax (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ '000	2014	2013	2012
Profit before tax	21,125	50,088	32,840
Tax losses from non-taxable jurisdictions	5,010	14,348	8,373
Taxable profit	26,135	64,436	41,213

Income tax calculated at domestic tax rates applicable to profits in the respective countries	7,606	14,011	6,290
Tax losses where no deferred income tax is recognised	148	328	2,864
Effect of currency translation on tax base	(8,128)	(5,146)	2,436
Expiration of tax loss carry-forwards	-	1,988	-
Changes in the income tax rate (Note 15)	691	-	-
Non-taxable results (1)	4,878	3,973	2,804
Income tax	5,195	15,154	14,394

(1)	Includes non-deductible expenses in each jurisdiction and changes in the estimation of deferred tax assets and liabilities.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rates in those countries where the Group operates (Argentina, Brazil, Colombia, Perú and Chile) ranges from 15% to 35%.

The Group has significant tax losses available which can be utilised against future taxable profit in the following countries:

Amounts in US$ '000	2014	2013	2012
Argentina	6,707	10,259	11,645
Chile (1)	33,222	15,935	4,380
Brazil (1)	3,191	-	-
Total tax losses at 31 December	43,120	26,194	16,025

(1)	Taxable losses have no expiration date.

At the balance sheet date deferred tax assets in respect of tax losses in Argentina have not been recognised as there is insufficient evidence of future taxable profits before the statute of limitation of these tax losses causes them to expire.

GEOPARK LIMITED
31 DECEMBER 2014

Note

16	Income Tax (continued)

Expiring dates for tax losses accumulated at 31 December 2014 are:

Expiring date	Amounts in US$ '000
2015	3,222
2016	1,503
2017	1,982

Note

17	Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ '000	2014	2013	2012
Deferred tax at 1 January	(9,729)	(3,911)	(12,659)
Acquisition of subsidiaries	(3,132)	-	15,606
Reclassification (1)	(2,123)	(4,001)	-
Currency translation differences	(265)	-	-
Income statement credit / (charge)	18,379	(1,817)	(6,858)
Deferred tax at 31 December	3,130	(9,729)	(3,911)

The breakdown and movement of deferred tax assets and liabilities as of 31 December 2014, 2013 and 2012 are as follows:

Amounts in US$ '000	At the beginning of year	Acquisition of subsidiaries	Currency translation differences	(Charged) / credited to net profit	At end of year
Deferred tax assets
Difference in depreciation rates and other	(2,577)	-	-	4,011	1,434
Taxable losses	15,935	-	(423)	16,249	31,761
Total 2014	13,358	-	(423)	20,260	33,195
Total 2013	13,591	-	-	(233)	13,358
Total 2012	450	15,606	-	(2,465)	13,591

GEOPARK LIMITED
31 DECEMBER 2014

Note

17	Deferred income tax (continued)

Amounts in US$ '000	At the beginning of year	Acquisition of subsidiaries	(Charged) / credited to net profit	Reclassification (1)	Currency translation differences	At end of year
Deferred tax liabilities
Difference in depreciation rates and other	(23,087)	(3,132)	(6,533)	(2,123)	158	(34,717)
Taxable losses	-	-	4,652	-	-	4,652
Total 2014	(23,087)	(3,132)	(1,881)	(2,123)	158	(30,065)
Total 2013	(17,502)	-	(1,584)	(4,001)	-	(23,087)
Total 2012	(13,109)	-	(4,393)	-	-	(17,502)

(1) Corresponds to the difference between income tax provision and the final tax return presented.

Note

18	Earnings per share

Amounts in US$ '000	2014	2013	2012
Numerator:
Profit for the year	7,512	22,012	11,879
Denominator:
Weighted average number of shares used in basic EPS	56,396,812	43,603,846	42,673,981
Earnings after tax per share (US$) – basic	0.13	0.50	0.28

Amounts in US$ '000	2014	2013	2012
Weighted average number of shares used in basic EPS	56,396,812	43,603,846	42,673,981
Effect of dilutive potential common shares
Stock awards at US$ 0.001	2,443,600	2,928,203	1,435,324
Weighted average number of common shares for the purposes of diluted earnings per shares	58,840,412	46,532,049	44,109,305
Earnings after tax per share (US$) – diluted	0.13	0.47	0.27

GEOPARK LIMITED
31 DECEMBER 2014

Note

19	Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery		Buildings and improvements	Construction in progress	Exploration and evaluation assets(1)	Total
Cost at 1 January 2012	171,956	2,175	47,102		2,437	32,896	42,140	298,706

Additions	4,071	637	32,335		-	81,241	83,360	201,644
Disposals	(416)	-	(130)		-	-	-	(546)
Write-off / Impairment loss	-	-	-		-	-	(25,552)	(25,552)
Acquisition of subsidiaries	62,449	389	10,865		-	9,452	27,818	110,973
Transfers	106,311	375	(3,223)		761	(69,564)	(34,660)	-
Cost at 31 December 2012	344,371	3,576	86,949		3,198	54,025	93,106	585,225

Additions	9,367	2,060	512		-	89,976	133,301	235,216
Disposals	(553)	(22)	(15,870	)(*)	-	-	-	(16,445)
Write-off / Impairment loss	-	-	-		-	-	(10,962)	(10,962)
Transfers	140,075	117	27,246		3,820	(103,572)	(67,686)	-
Cost at 31 December 2013	493,260	5,731	98,837		7,018	40,429	147,759	793,034

Additions	3,013	3,367	11		490	136,232	97,919	241,032
Acquisition of subsidiaries	112,646	201	-		-	-	-	112,847
Currency translation differences	(21,941)	(122)	-		-	-	(988)	(23,051)
Disposals	-	(353)	(666)		-	-	-	(1,019)
Write-off / Impairment loss	(9,430)	-	-		-	-	(30,367)	(39,797)
Transfers	172,399	3,233	13,464		2,019	(117,236)	(73,879)	-
Cost at 31 December 2014	749,947	12,057	111,646		9,527	59,425	140,444	1,083,046
Depreciation and write-down at 1 January 2012	(53,604)	(1,123)	(18,628)		(716)	-	-	(74,071)
Depreciation	(44,552)	(713)	(7,708)		(344)	-	-	(53,317)
Depreciation and write-down at 31 December 2012	(98,156)	(1,836)	(26,336)		(1,060)	-	-	(127,388)
Depreciation	(59,234)	(964)	(9,341)		(661)	-	-	(70,200)
Depreciation and write-down at 31 December 2013	(157,390)	(2,800)	(35,677)		(1,721)	-	-	(197,588)
Depreciation	(89,651)	(1,862)	(9,621)		(523)	-	-	(101,657)
Disposals	-	278	151		-	-	-	429
Currency translation differences	6,602	(65)	-		-	-	-	6,537
Depreciation and write-down at 31 December 2014	(240,439)	(4,449)	(45,147)		(2,244)	-	-	(292,279)
Carrying amount at 31 December 2012	246,215	1,740	60,613		2,138	54,025	93,106	457,837
Carrying amount at 31 December 2013	335,870	2,931	63,160		5,297	40,429	147,759	595,446
Carrying amount at 31 December 2014	509,508	7,608	66,499		7,283	59,425	140,444	790,767

GEOPARK LIMITED
31 DECEMBER 2014

Note

19	Property, plant and equipment (continued)

As of 31 December 2014, the Group has pledged, as security for a mortgage obtained for the acquisition of the operating base in Chile, assets amounting to US$ 482,000 (US$ 493,000 in 2013 and US$ 692,000 in 2012). See Note 26 (c).

(*) During 2013, the Company entered into a finance lease for which it has transferred a substantial portion of the risk and rewards of some assets which had a book value of US$ 14,100,000. As of 31 December 2013, prepayments and other receivables include receivables under finance leases amounting to US$ 8,000,000, which US$ 6,500,000 are maturity no later than one year and US$ 1,500,000 between one and five years. In 2014, the finance lease finalized when the purchase option on the assets subject to the agreement was exercised by the lessee.

(1)	Exploration wells movement and balances are shown in the table below; seismic and other exploratory assets amount to US$ 99,939,000 (US$ 117,841,000 in 2013 and US$ 65,941,000 in 2012).

Amounts in US$ '000	Total
Exploration wells at 31 December 2011	22,241
Additions	47,891
Write-offs	(21,339)
Transfers	(23,496)
Acquisition of subsidiaries	1,868
Exploration wells at 31 December 2012	27,165
Additions	77,933
Write-offs	(7,934)
Transfers	(67,246)
Exploration wells at 31 December 2013	29,918
Additions	87,741
Write-offs	(24,339)
Transfers	(52,815)
Exploration wells at 31 December 2014	40,505

As of 31 December 2014, there were two exploratory wells that have been capitalised for a period over a year amounting to US$ 4,657,000 and ten exploratory wells that have been capitalised for a period less than a year amounting to US$ 35,848,000.

GEOPARK LIMITED
31 DECEMBER 2014

Note

20	Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of 31 December 2014:

GeoPark Limited (Bermuda)
100%
100%
99,9%
99.9%
99.9%
1%
GeoPark Latin America Limited
100%
GeoPark Latin America Limited Agencia en Chile
GeoPark Argentina Limited – Bermuda
100%
GeoPark Argentina Limited - Argentinean Branch
GeoPark Latin America Coöperatie U.A. (The Netherlands)
80%
GeoPark Colombia Coöperatie U.A. (The Netherlands)
20%
LG International
100%
GeoPark Colombia SAS (Colombia)
GeoPark Perú Coöperatie U.A. (The Netherlands)
99.9%
GeoPark S.A.C. (Perú)
99.9%
GeoPark Perú S.A.C. (Perú)
99.9%
GeoPark Operadora del Perú S.A.C. (Perú)
GeoPark Brazil Coöperatie U.A. (The Netherlands)
99.9%
GeoPark Brazil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)
100%
Rio das Contas Produtora de Petróleo Ltda (Brazil)
LG International
20%
14%
80%
GeoPark Chile S.A. (Chile)
99.9%
GeoPark S.A. (Chile)
100%
GeoPark Colombia S.A. (Chile)
86%
GeoPark TdF S.A. (Chile)
100%
GeoPark Fell SpA. (Chile)
99%
GeoPark Magallanes Limitada (Chile)

(*) LGI is not a subsidiary, it is Non-controlling interest.

During 2013 and 2014, with the purpose of conducting its multilocation activities and for allowing future business structures, the Company has incorporated certain wholly owned subsidiaries, that are dormant companies at the date of the issuance of these financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

Note

20	Subsidiary undertakings (continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a) (k)
	GeoPark Latin America Limited	100% (g)
	GeoPark Latin America Limited – Agencia en Chile	100% (a) (g)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	Rio das Contas Produtora de Petróleo Ltda (Brazil)	100% (a) (j)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	100% (a) (h)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	100% (a) (c)
	GeoPark S.A.C. (Perú)	100% (m) (a)
	GeoPark Perú S.A.C. (Perú)	100% (m) (a)
	GeoPark Operadora del Perú S.A.C. (Perú)	100% (m) (a)
	GeoPark Perú Coöperatie U.A. (The Netherlands)	100%(m)
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
Joint operations	Tranquilo Block (Chile)	29% (i) (f)
	Otway Block (Chile)	100% (e) (f)
	Flamenco Block (Chile)	50% (f)
	Campanario Block (Chile)	50% (f)
	Isla Norte Block (Chile)	60% (f)
	Llanos 17 Block (Colombia)	36.84% (l)
	Yamu/Carupana Block (Colombia)	75%/54.5% (f) (l)
	Llanos 34 Block (Colombia)	45% (f) (l)
	Llanos 32 Block (Colombia)	10% (l)
	CPO-4 Block (Colombia)	50% (l)
	Puelen (Argentina)	18%
	Sierra del Nevado (Argentina)	18%
	Manati Field (Brazil)	10% (j)

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totalling 31.2%.

(e)	In September 2014, the Chilean Ministry of Energy approved that the Group will be the sole participant with a working interest of 100%.

(f)	GeoPark is the operator in all blocks.

(g)	Formerly named GeoPark Chile Limited.

(h)
During 2013, the Company finalized a merger process by which GeoPark Colombia SAS continued the operations related to GeoPark Luna SAS (Colombia), GeoPark Llanos SAS (Colombia), La Luna Oil Co. Ltd. (Panama), Winchester Oil and Gas S.A. (Panama), GeoPark Cuerva LLC (United States), Sucursal La Luna Oil Co. Ltd. (Colombia), Sucursal Winchester Oil and Gas S.A. (Colombia) and Sucursal GeoPark Cuerva LLC (Colombia).

(i)
At 31 December 2013, the Consortium members and interest were: GeoPark 29%, Pluspetrol 29%, Wintershall 25% and Methanex 17%. During 2014, Methanex and Wintershall announced their decision to abandon the Consortium. The new ownership is GeoPark 50% and Pluspetrol 50%.

(j)
On 17 December 2014, the ANP approved the transfer of cession of rights of the Block from Rio das Contas to GeoPark Brazil. On 31 January 2015, both companies, Rio das Contas and GeoPark Brazil were merged into GeoPark Brazil (see Note 34.c).

(k)
In April 2014, the Company informed the Secretary of Infraestructure and Energy of the province of Mendoza of its decision to relinquish 100% of the Cerro Doña Juana and Loma Cortaderal Concessions to the Mendoza Province.

(l)	See Note 34.a.

(m)	See Note 34.d.

GEOPARK LIMITED
31 DECEMBER 2014

Note

21	Prepaid taxes

Amounts in US$ '000	2014	2013	2012
V.A.T.	8,884	10,635	5,962
Income tax payments in advance	4,834	4,945	8,039
Other prepaid taxes	994	2,853	149
Total prepaid taxes	14,712	18,433	14,150
Classified as follows:
Current	13,459	6,979	3,443
Non current	1,253	11,454	10,707
Total prepaid taxes	14,712	18,433	14,150

Note

22	Inventories

Amounts in US$ '000	2014	2013	2012
Crude oil	6,719	4,464	3,838
Materials and spares	1,813	3,658	117
	8,532	8,122	3,955

Note

23	Trade receivables and Prepayments and other receivables

Amounts in US$ '000	2014	2013	2012
Trade accounts receivable	36,917	42,628	32,271
	36,917	42,628	32,271
To be recovered from co-venturers	5,931	15,508	8,773
Related parties receivables (Note 32)	-	-	31,138
Prepayments and other receivables	8,411	26,617	10,219
	14,342	42,125	50,130
Total	51,259	84,753	82,401

Classified as follows:
Current	50,910	78,392	81,891
Non current	349	6,361	510
Total	51,259	84,753	82,401

Trade receivables that are aged by less than three months are not considered impaired. As of 31 December 2014, trade receivables of US$ 6,092 (US$ 1,143,393 in 2013 and US$ 31,984 in 2012) were aged by more than 3 months, but not impaired. These relate to customers for whom there is no recent history of default. There are no balances due between 31 days and 90 days as of 31 December 2014, 2013 and 2012.

GEOPARK LIMITED
31 DECEMBER 2014

Note

23	Trade receivables and Prepayments and other receivables (continued)

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2014	2013	2012
At 1 January	33	33	33
Allowance for doubtful accounts (Note 13)	741	-	-
	774	33	33

The credit period for trade receivables is 30 days. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security related to trade receivables.

The carrying value of trade receivables is considered to represent a reasonable approximation of its fair value due to their short-term nature.

Note

24	Financial instruments by category

Amounts in US$ '000	Loans and receivables
	2014	2013	2012
Assets as per statement of financial position
Trade receivables	36,917	42,628	32,271
To be recovered from co-venturers	5,931	15,508	8,773
Other financial assets (*)	12,979	5,168	7,791
Cash at bank and in hand	127,672	121,135	48,292
	183,499	184,439	97,127

(*) Other financial assets relate to contributions made for environmental obligations according to Colombian and Brazilian government regulations. For 2014, they also include a non-current account receivable. For 2012, they also include the cash collateral account required under the terms of the Notes issued in 2010, that guarantee interest payments and was recovered at repayment date (see Note 26).

GEOPARK LIMITED
31 DECEMBER 2014

Note

24	Financial instruments by category (continued)

Amounts in US$ '000	Other financial liabilities at amortised cost
	2014	2013	2012
Liabilities as per statement of financial position
Trade payables	64,457	61,130	50,590
Payables to related parties	16,591	8,456	-
To be paid to co-venturers	1,335	1,201	2,007
Borrowings	369,593	317,087	193,032
	451,976	387,874	245,629

Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ '000	2014	2013	2012
Trade receivables
Counterparties with an external credit rating (Moody’s)
Ba1	-	-	4,769
Ba2	11,793	-	-
Baa1	-	-	13,488
Baa2	-	2,048	4,781
Baa3	11,292	17,321	-
Counterparties without an external credit rating
Group1 (*)	13,832	23,259	9,233
Total trade receivables	36,917	42,628	32,271

(*) Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars, except in Brazil where are denominated in Brazilian Real.

GEOPARK LIMITED
31 DECEMBER 2014

Note

24	Financial instruments by category (continued)

Cash at bank and other financial assets (1)
Amounts in US$ '000	2014	2013	2012
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
A1	17	4,812	7,408
A2	22,621	-	-
A3	-	-	366
Aa1	-	-	2,131
Aa3	-	11	38,952
P1	40,402	102,390	2,537
P2	42,218	460	-
P3	21,145	3,789	-
AA+	-	2,643	-
BRC 1+	994	3,546	-
Counterparties without an external credit rating	13,142	8,631	4,665
Total	140,539	126,282	56,059

(1) The rest of the balance sheet item ‘cash at bank and in hand’ is cash on hand amounting to US$ 112,000 (US$ 21,000 in 2013 and US$ 24,000 in 2012).

Financial liabilities - contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Amounts in US$ '000	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2014
Borrowings	41,124	40,342	109,152	322,500
Trade payables	64,457	-	-	-
Payables to related parties	1,325	1,325	17,226	-
	106,906	41,667	126,378	322,500
At 31 December 2013
Borrowings	39,585	22,600	67,500	345,000
Trade payables	61,130	-	-	-
Payables to related parties	8,456	-	-	-
	109,171	22,600	67,500	345,000
At 31 December 2012
Borrowings	36,031	10,437	181,100	-
Trade payables	50,590	-	-	-
	86,621	10,437	181,100	-

GEOPARK LIMITED
31 DECEMBER 2014

Note

25	Share capital

Issued share capital	2014	2013	2012
Common stock (amounts in US$ ‘000)	58	44	43
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	57,790,533	43,861,614	43,495,585
Total common shares in issue	57,790,533	43,861,614	43,495,585

Authorised share capital
US$ per share	0.001	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below:

Common shares

As of 31 December 2014, the outstanding common shares confer the following rights on the holder:

•	the right to one vote per share;

•	ranking pari passu, the right to any dividend declared and payable on common shares;

GeoPark common shares history	Date	Shares issued (millions)	Shares closing (millions)	US$(`000) Closing
Shares outstanding at the end of 2011			42.5	43
Issue of shares to Non-Executive Directors	2012	0.02	42.5	43
Stock awards	Oct 2012	1.01	43.5	43
Shares outstanding at the end of 2012			43.5	43
Issue of shares to Non-Executive Directors	2013	0.01	43.5	43
Stock awards	Sept 2013	0.46	44.0	44
Buyback program	Oct 2013	(0.1)	43.9	44
Shares outstanding at the end of 2013			43.9	44
IPO	Feb 2014	14.0	57.9	58
Stock awards	Feb 2014	0.0	57.9	58
Buyback program	Dec 2014	(0.1)	57.8	58
Shares outstanding at the end of 2014			57.8	58

GEOPARK LIMITED
31 DECEMBER 2014

Note

25	Share capital (continued)

On 17 September 2013, 295,599 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 3,441,689. On 22 October 2012, 976,211 common shares were allotted to the trustee of the EBT, generating a share premium of US$ 4,191,000.

On 29 October 2013, the Company put into place an irrevocable, non-discretionary share purchase program for the purchase of its common shares for the account of the EBT. This Purchase Program expired on 31 December 2013. The common shares purchased under the program will be used to satisfy future awards under the incentive schemes. During 2013, the Company purchased 50,000 common shares for a total amount of US$ 440,000.

On 7 February 2014, the SEC declared effective the Company’s registration statement upon which 13,999,700 shares were issued at a price of US$ 7 per share, including over-allotment option. Gross proceeds from the offering totalled US$ 98 million (see Note 1).

On 19 December 2014, the Company approved a program to repurchase up to US$ 10 million of common shares, par value US$ 0.001 per share of the Company (the “Repurchase Program”). The Repurchase Program began on 19 December 2014 and will expire at the close of business on March 27, 2015, but may be terminated prior to such date. The Shares repurchased will be used to offset, in part, any expected dilution effects resulting from the Company’s employee incentive schemes, including grants under the Company’s Stock Award Plan and the Limited Non-Executive Director Plan. During 2014, the Company purchased 73,082 common shares for a total amount of US$ 388,000. This transaction had no impact on the Company’s results.

During 2014, the Company issued 2,301 (10,430 in 2013 and 15,100 in 2012) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 22,413 (US$ 100,988 in 2013 and US$ 142,492 in 2012). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Under the stock awards programmes and other share based payments, during 2013, 60,000 (30,000 in 2012) new common shares were issued, pursuant to a consulting agreement for services rendered to GeoPark Limited generating a share premium of US$ 506,630 (US$ 253,315 in 2012).

The accounting treatment of the shares is in line with the Group’s policy on share-based payment.

Other Reserve

During 2012, LGI acquired a 20% interest in the Colombian business by making a capital contribution for an amount of US$ 14,920,000. The differences between total consideration and the net equity of the Companies as per the book value were recorded as Other Reserve in the Consolidated Statement of Changes in Equity (see Note 34.b).

GEOPARK LIMITED
31 DECEMBER 2014

Note

26	Borrowings

Amounts in US$ '000	2014	2013	2012
Outstanding amounts as of 31 December
Notes GeoPark Latin America Agencia en Chile (a)	300,963	299,912	-
Banco Itaú (b)	68,540	-	37,685
Banco de Crédito e Inversiones (c)	90	2,143	7,859
Banco de Chile (d)	-	15,002	-
Notes GeoPark Fell SpA (e)	-	-	129,452
Methanex Corporation (f)	-	-	8,036
Overdrafts (g)	-	30	10,000
	369,593	317,087	193,032
Classified as follows:
Non current	342,440	290,457	165,046
Current	27,153	26,630	27,986

The fair value of these financial instruments at 31 December 2014 amounts to US$ 360,181,000 (US$ 312,208,000 in 2013 and US$ 190,188,000 in 2012). The fair values are based on cash flows discounted using a rate based on the borrowing rate of 7.40% (2013: 7.81% and 2012: 9.63%) and are within level 2 of the fair value hierarchy.

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum to yield 7.625% per annum. Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Coöperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia Coöperatie U.A. and a pledge of certain intercompany loans. Notes were rated single B by both Standard & Poor's and Fitch Ratings. The debt issuance cost for this transaction amounted to US$ 7,637,000.

Under the terms of the Notes, the Issuer is required to comply with certain financial covenants for the incurrence of additional debt and other specific corporate actions (dividends, mergers, etc.) consisting on: i) Leverage Ratio, defined as Gross Debt to Adjusted EBITDA, lower than 2.75x for the year 2014 and lower than 2.5x from 2015 onwards; and ii) Interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5x. As of the date of these consolidated financial statements, the Company has complied with these covenants.

GEOPARK LIMITED
31 DECEMBER 2014

Note

26	Borrowings (continued)

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil (see Note 34.c). The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. The facility agreement includes customary events of default, and requires the Brazilian subsidiary to comply with customary covenants, including the maintenance of a ratio of net debt to EBITDA of up to 3.5x for the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. As of the date of these consolidated financial statements, the Company has complied with these covenants.

The carrying amount as of 31 December 2012 relates to a loan agreement with Banco Itaú BBA S.A., Nassau Branch for US$ 37,500,000. GeoPark used the proceeds to finance the acquisition and development of the La Cuerva and Llanos 62 blocks in Colombia (see Note 34.a). This loan was fully repaid in February 2013.

(c) Facility to establish the operational base in the Fell Block. This facility was acquired through a mortgage loan granted by the Banco de Crédito e Inversiones (BCI), a Chilean private bank. The loan was granted in Chilean pesos and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%. The outstanding amount at 31 December 2014 is US$ 90,000 (US$ 212,000 in 2013).

In addition, during 2011, GeoPark TdF obtained financing from BCI to start the operations in the newly acquired blocks. The outstanding amount at 31 December 2013 was US$ 1,931,000. This financing was structured as letter of credit and was fully repaid in February 2014.

(d) Short term financing obtained in December 2013 and fully repaid in January 2014. The interest rate applicable to this loan was 0.71% per annum.

(e) Private placement of US$ 133,000,000 of Reg S Notes on 2 December 2010. The Notes carried a coupon of 7.75% per annum. These Notes were fully repaid in March 2013.

(f) The financing obtained in 2007, for development and investing activities on the Fell Block, was struc-tured as a gas pre-sale agreement with a six year pay-back period and an interest rate of LIBOR flat. The loan was fully repaid during 2013.

(g) The Group has been granted with credit lines for over US$ 69,000,000. The exercise of these credit lines could be limited by debt covenants associated to other borrowings.

GEOPARK LIMITED
31 DECEMBER 2014

Note

27	Provisions and other long-term liabilities

Amounts in US$ ‘000	Asset retirement obligation	Deferred Income	Other	Total
At 1 January 2012	5,450	3,962	-	9,412
Addition to provision / Contributions received	3,440	5,550	100	9,090
Acquisition of subsidiaries	6,061	-	2,309	8,370
Amortisation	-	(2,143)	-	(2,143)
Unwinding of discount	1,262	-	-	1,262
At 31 December 2012	16,213	7,369	2,409	25,991
Addition to provision	7,183	-	297	7,480
Recovery of abandonments costs	(753)	-	-	(753)
Amortisation	-	(1,165)	-	(1,165)
Unwinding of discount	1,523	-	-	1,523
At 31 December 2013	24,166	6,204	2,706	33,076
Addition to provision	1,603	-	5,934	7,537
Recovery of abandonments costs	(1,317)	-	-	(1,317)
Acquisition of subsidiaries	6,862	-	-	6,862
Exchange difference	-	-	(752)	(752)
Amortisation	-	(468)	-	(468)
Unwinding of discount	1,972	-	-	1,972
At 31 December 2014	33,286	5,736	7,888	46,910

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

Deferred income relates to contributions received to improve the project economics of the gas wells. The amortisation is in line with the related asset.

Other mainly relates to fiscal controversies associated to income taxes in one of the Colombian subsidiaries. These controversies relate to fiscal periods prior to the acquisition of these subsidiaries by the Company. In connection to this, the Company has recorded an account receivable with the previous owners for the same amount, which is recognized under Other financial assets in the Balance sheet.

GEOPARK LIMITED
31 DECEMBER 2014

Note

28	Trade and other payables

Amounts in US$ '000	2014	2013	2012
V.A.T	3,449	8,074	4,300
Trade payables	64,457	61,130	50,590
Payables to related parties (1) (Note 32)	16,591	8,456	-
Staff costs to be paid	7,226	8,551	5,867
Royalties to be paid	2,398	3,375	3,909
Taxes and other debts to be paid	10,031	9,190	5,418
To be paid to co-ventures	1,335	1,201	2,007
	105,487	99,977	72,091
Classified as follows:
Non current	16,583	8,344	-
Current	88,904	91,633	72,091

(1)
As of 31 December 2014, the outstanding amount corresponds to a loan granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks. The maturity of this loan is July 2017 and the applicable interest rate is 8% per annum. As of 31 December 2013, the outstanding amount relates to a loan granted by LGI as part of its funding commitment in connection with Colombian companies acquisition (see Note 34.b). This loan was cancelled during 2014.

The average credit period (expressed as creditor days) during the year ended 31 December 2014 was 50 days (2013: 58 days and 2012: 69 days)

The fair value of these short-term financial instruments is not individually determined as the carrying amount is a reasonable approximation of fair value.

Note

29	Share-based payment

IPO Award Programme and Executive Stock Option plan

The Group has established different stock awards programmes and other share-based payment plans to incentivise the Directors, senior management and employees, enabling them to benefit from the increased market capitalization of the Company.

Stock Award Programmes and Other Share Based Payments

During 2008, GeoPark Shareholders voted to authorize the Board to use up to 12% of the issued share capital of the Company at the relevant time for the purposes of the Performance-based Employee Long-Term Incentive Plan.

Main characteristics of the Stock Awards Programmes are:

•	All employees are eligible.

•	Exercise price is equal to the nominal value of shares.

•	Vesting period is four years.

•	Specific Award amounts are reviewed and approved by the Executive Directors and the Remuneration Committee of the Board of Directors.

GEOPARK LIMITED
31 DECEMBER 2014

Note

29	Share-based payment (continued)

On 23 November 2012, the Remuneration Committee and the board of directors approved granting 720,000 options over ordinary shares of US$0.001 each to the Executive Directors. Options granted vest on the third anniversary of the date on which they are granted and have an exercise price of US$0.001.

Additionally, during 2013 the Company approved two new share-based compensation programmes: i.) a stock awards plan oriented to Managers (non-Top Management) and key employees which qualifies as an equity-settled plan and ii.) a cash awards plan, oriented to all non-management employees which qualifies as a cash-settled plan.

Main characteristics of these news plans are:

-	Exercise price: US$ 0.001

-	Grant date: July 2013

-	Grant price: £ 5.8

-	Vesting date: 31 December 2015

-	Conditions to be able to exercise:

•	Continue to be an employee

•	Obtain the Company minimum Production, Adjusted EBITDA and Reserves target for the year of vesting

•	The stock market price at the date of vesting should be higher than the share price at the price of grant

-	Amount of shares for equity-settled plan: 500,000

-	Estimated equivalent amount of shares for cash-settled plan: 500,000

According to current market conditions, the Company estimated that for the cash awards plan, the share price at the vesting date would not reach the threshold for granting. Therefore, no liability has been recognized as of 31 December 2014.

Also during 2013, the Company approved a plan named Value creation plan (“VCP”) oriented to Top Management. The VCP establishes awards payables in a variable number of shares with some limitation, subject to certain market conditions, among others, reach certain stock market price for the Company share at vesting date. VCP has been classified as an equity-settled plan.

GEOPARK LIMITED
31 DECEMBER 2014

Note

29	Share-based payment (continued)

Details of these costs and the characteristics of the different stock awards programmes and other share based payments are described in the following table and explanations:

						Charged to net profit
Year of issuance	Awards at the beginning	Awards granted in the year	Awards forfeited	Awards exercised	Awards at year end	2014	2013	2012
2013	500,000	-	22,000	-	478,000	1,291	619	-
2012	443,000	-	15,000	-	428,000	1,102	1,296	55
2011	494,000	-	16,000	-	478,000	848	893	926
2010	835,600	-	18,000	-	817,600	2,623	2,779	2,929
2008	-	-	-	-	-	-	-	1,087
Subtotal						5,864	5,587	4,997
Stock options to Executive Directors	720,000	-	-	-	720,000	2,474	2,365	257
Shares granted to Non-Executive Directors	-	26,259	-	2,301	23,958	223	101	142
VCP	-	-	-	-	-	617	309	-
	2,992,600	26,259	71,000	2,301	2,945,558	9,178	8,362	5,396

The awards that are forfeited correspond to employees that had left the Group before vesting date.

Other share-based payment

As it is mentioned in Note 25, the Company granted 2,301 (10,430 in 2013 and 15,100 in 2012) shares for services rendered by the Non-Executive Directors of the Company. Fees paid in shares were directly expensed in the Administrative costs line in the amount of US$ 22,413 (US$ 100,988 in 2013 and US$ 142,492 in 2012).

On 19 December 2014, the Company has approved a new share-based compensation programme for 500,000 shares oriented to new employees. This new programme, which was granted on 31 December 2014, has a vesting period of three years.

GEOPARK LIMITED
31 DECEMBER 2014

Note

30	Interests in Joint operations

The Group has interests in nine joint operations, which are involved in the exploration of hydrocarbons in Chile, Colombia and Brazil.

In Chile, GeoPark is the operator in all the blocks. In Colombia, GeoPark is the operator in Llanos 34 and Yamu/Carupana blocks.

The following amounts represent the Company’s share in the assets, liabilities and results of the joint operations which have been consolidated line by line in the consolidated statement of financial position and statement of income:

Subsidiary / Joint operation	Interest	PP&E E&E	Other assets	Total Assets	Current Liabilities	Total Liabilities	NET ASSETS/ (LIABILITES)	Net revenue	Operating profit (loss)
2014
GeoPark Magallanes Ltda.
Tranquilo Block	50%	109	-	109	(125)	(125)	(16)	-	(220)
Otway Block	100%	139	-	139	(146)	(146)	(7)	-	(12)
GeoPark TdF S.A.
Flamenco Block	50%	35,110	-	35,110	(1,653)	(1,653)	33,457	4,385	(6,278)
Campanario Block	50%	34,309	-	34,309	(7,086)	(7,086)	27,223	216	(6,151)
Isla Norte Block	60%	12,208	-	12,208	(241)	(241)	11,967	901	(283)
Colombia SAS
Llanos 17 Block	36.84%	6,037	-	6,037	(122)	(122)	5,915	1,292	(160)
Yamu/Carupana Block	90% - 79.5%	16,590	2,211	18,801	(2,727)	(2,727)	16,074	10,560	(2,916)
Llanos 34 Block	45%	76,726	1,514	78,240	(3,380)	(3,380)	74,860	176,624	96,889
Llanos 32 Block	10%	8,909	27	8,936	(122)	(122)	8,814	11,024	4,041
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	46,382	43,891	90,273	(11,587)	(11,587)	78,686	35,621	18,935

GEOPARK LIMITED
31 DECEMBER 2014

Note

30	Interests in Joint operations (continued)

Subsidiary / Joint operation	Interest	PP&E E&E	Other assets	Total Assets	Current liabilities	Total Liabilities	NET ASSETS/ (LIABILITES)	Net revenue	Operating profit (loss)
2013
GeoPark Magallanes Ltda.
Tranquilo Block	29%	15,255	210	15,465	(391)	(391)	15,074	-	(275)
Otway Block	100%	6,009	175	6,184	(48)	(48)	6,136	-	(100)
GeoPark TdF S.A.
Flamenco Block	50%	42,048	-	42,048	(2,537)	(2,537)	39,511	243	(239)
Campanario Block	50%	17,172	-	17,172	(405)	(405)	16,767	-	-
Isla Norte Block	60%	4,497	-	4,497	(303)	(303)	4,194	-	-
Colombia SAS
Llanos 17 Block	36.84%	6,448	29	6,477	-	-	6,477	1,407	(544)
Yamu/Carupana Block	75% - 54.50%	15,476	482	15,958	-	-	15,958	17,727	2,127
Llanos 34 Block	45%	51,963	1,129	53,092	-	-	53,092	78,390	39,192
Llanos 32 Block	10%	4,993	-	4,993	-	-	4,993	5,507	1,035
2012
GeoPark Magallanes Ltda.
Tranquilo Block	29%	13,328	1,467	14,795	(3,252)	(3,252)	11,543	-	(544)
Otway Block	25%	6,516	1,326	7,842	(2,412)	(2,412)	5,430	-	(386)
Colombia SAS
Llanos 17 Block	36.84%	3,872	144	4,016	(224)	(224)	3,792	144	144
Yamu/Carupana Block	75% - 54.50%	12,626	26	12,652	-	-	12,652	23,283	4,034
Llanos 34 Block	45%	25,178	72	25,250	-	-	25,250	10,362	3,767
Llanos 32 Block	10%	4,384	1,484	5,868	(1,509)	(1,509)	4,359	2,900	1,207

Capital commitments are disclosed in Note 31 (b).

GEOPARK LIMITED
31 DECEMBER 2014

Note

31	Commitments

(a)	Royalty commitments

In Chile, royalties are payable to the Chilean Government. In the Fell Block, royalties are calculated at 5% of crude oil production and 3% of gas production. In the Flamenco Block, Campanario Block and Isla Norte Block, royalties are calculated at 5% of gas and oil production.

In Colombia, royalties on production are payable to the Colombian Government and are determinedon a field-by-field basis using a level of production sliding scale and a rate which ranges between 6%-8%. The Colombian National Hydrocarbons Agency (“ANH”) also has an additional economic right equivalent to 1% of production, net of royalties.

Under Law 756 of 2002, as modified by Law 1530 of 2012, the royalties in connection with Colombian production of light and medium oil are calculated on a field-by-field basis, using the following sliding scale:

Average daily production in barrels	Production Royalty rate
Up to 5,000	8%
5,000 to 125,000	8% + (production - 5,000)*0.1
125,000 to 400,000	20%
400,000 to 600,000	20% + (production - 400,000)*0.025
Greater than 600,000	25%

When the API is lower than 15°, the payment is reduced to the 75% of the total calculation.

In accordance with Llanos 34 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million of barrels and the WTI exceeds the base price settled in table a, the Company should deliver to ANH a share of the production net of royalties in accordance with the following formula: Q = ((P – Po) / P) x S; where Q = Economic right to be delivered to ANH, P = WTI, Po = Base price (see table A) and S = Share (see table B).

Table A		Table B
°API	Po (US$/barrel)	WTI (P)	S
>29°	30.22	Po < P < 2Po	30%
>22°<29°	31.39	2Po < P < 3Po	35%
>15°<22°	32.56	3Po < P < 4Po	40%
>10°<15°	46.50	4Po < P < 5Po	45%
		5Po < P	50%

GEOPARK LIMITED
31 DECEMBER 2014

Note

31	Commitments (continued)

(a)	Royalty commitments (continued)

Additionally, under the terms of the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the previous owners of Winchester based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011. These payments involve both an earnings based measure and an overriding royalty equal to an estimated 4% carried interest on the part of the vendor. As at the balance sheet date and based on preliminary internal estimates of additions of 2P reserves since acquisition, the Company’s best estimate of the total commitment over the remaining life of the concession is a range of US$ 50 million - US$ 60 million. During 2014, the Company has accrued and paid US$ 24.6 million (US$ 11.5 million in 2013 and US$ 1.3 million in 2012) and US$ 21.0 million (US$ 7.8 million in 2013), respectively.

In Brazil, the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) is responsible for determining monthly minimum prices for petroleum produced in concessions for purposes of royalties payable with respect to production. Royalties generally correspond to a percentage ranging between 5% and 10% applied to reference prices for oil or natural gas, as established in the relevant bidding guidelines (edital de licitação) and concession agreement. In determining the percentage of royalties applicable to a particular concession, the ANP takes into consideration, among other factors, the geological risks involved and the production levels expected. In the Manatí Block, royalties are calculated at 7.5% of gas production.

In Argentina, crude oil production accrues royalties payable to the Provinces of Santa Cruz and Mendoza equivalent to 12% on estimated value at well head of those products. This value is equivalent to final sales price less transport, storage and treatment costs.

(b)	Capital commitments

Chile

As of 31 December 2014 the only remaining commitments in Chile are related to Tierra del Fuego blocks. The future investment commitments assumed by GeoPark outstanding are:

•	Campanario Block: 3 exploratory wells before January 2016 (US$ 11,880,000)

•	Isla Norte Block: 2 exploratory wells before November 2015 (US$ 6,480,000)

The investments made in the first exploratory period will be assumed 100% by GeoPark. As of 31 December 2014, the Company has established a guarantee for its commitments that amounts to US$ 17,500,000.

GEOPARK LIMITED
31 DECEMBER 2014

Note

31	Commitments (continued)

(b)	Capital commitments (continued)

Colombia

For the Llanos 17 Block, the activities were performed but there is still a remaining commitment that amounts to US$ 4,299,000 (US$ 1,584,000 at GeoPark’s working interest (36.84%)) which is expected to be completed with an additional well.

The Llanos 62 Block (100% working interest) has committed to drill two exploratory wells before July 2015. The remaining commitment amounts to US$ 6,000,000.

The VIM 3 Block minimum investment program consists of 200 sq km of 2D seismic and drilling one exploratory well, with a total estimated investment of US$ 22,200,000 during the initial three year exploratory period ending in September 2018.

In accordance with the farm-in agreement, and subject to the approval of Agencia Nacional de Hidrocarburos (ANH) in Colombia, GeoPark will operate and receive a 50% working interest (WI) in the CPO-4 Block in exchange for its commitment to drill and fund its 50% WI (with no carry) of one exploration well before August 2015. The financial commitment for GeoPark is approximately US$ 6,000,000.

Brazil

On 14 May 2013, the ANP awarded GeoPark seven new concessions in Brazil in an international bidding round, Round 11. For these seven concessions, GeoPark committed to invest a minimum of US$ 15,300,000 (including bonuses and work program commitment) during the first three years of the exploratory period for the concessions. GeoPark has already invested US$ 5,400,000 in seismic and US$ 4,400,000 in bonuses paid to ANP.

On 28 November 2013, the ANP awarded GeoPark two new concessions in a new international bidding round, Round 12. For these two concessions, GeoPark have committed to invest a minimum of US$ 4,000,000 (including bonus and work program commitments) during the first exploratory period. For PN-T-597 Block the commitment amounts to US$ 3,300,000 and for the SEAL-T-268 Block is US$ 700,000. See Note 34 for further details.

GEOPARK LIMITED
31 DECEMBER 2014

Note

31	Commitments (continued)

(b)	Capital commitments (continued)

Argentina

On 20 August 2014, the consortium of GeoPark and Pluspetrol was awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energia S.A. ("EMESA"). The blocks cover an area of approximately 1.7 million acres and are located in the Neuquen Basin, Argentina's largest producing hydrocarbon basin.

The consortium consists of Pluspetrol (Operator with a 72% working interest ("WI")), EMESA (Non-operated with a 10% WI) and GeoPark (Non-operated with an 18% WI).

GeoPark has committed to a minimum aggregate investment of US$ 6,200,000 for its WI, which includes the work program commitment on both blocks during the first three years of the exploratory period.

(c) Operating lease commitments – Group company as lessee

The Group leases various plant and machinery under non-cancellable operating lease agreements.

The Group also leases offices under non-cancellable operating lease agreements. The lease terms are between 2 and 3 years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

During 2014 a total amount of US$ 19,409,000 (US$ 19,110,000 in 2013 and US$ 4,531,000 in 2012) was charged to the income statement and US$ 51,341,000 of operating leases were capitalised as Property, plant and equipment (US$ 37,263,000 in 2013 and US$ 32,706,000 in 2012).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Amounts in US$ ’000	2014	2013	2012
Operating lease commitments
Falling due within 1 year	37,926	68,817	26,464
Falling due within 1 – 3 years	33,949	56,556	3,709
Falling due within 3 – 5 years	16,109	31,145	443
Falling due over 5 years	505	505	895
Total minimum lease payments	88,489	157,023	31,511

GEOPARK LIMITED
31 DECEMBER 2014

Note

32	Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of 31 December 2014, are:

Shareholder	Common shares	Percentage of outstanding common shares
Gerald E. O’Shaughnessy(1)	7,533,907	13.04%
James F. Park(2)	7,441,269	12.88%
Steven J. Quamme(3)	9,699,161	16.78%
IFC Equity Investments(4)	3,456,594	5.98%
Moneda A.F.I.(5)	2,741,650	4.74%
Juan Cristóbal Pavez(6)	2,887,130	5.00%
BTG Pactual	4,518,886	7.82%
Charles Schwab & Co.	4,352,780	7.53%
Other shareholders	15,159,156	26.23%
	57,790,533	100.00%

(1) Held directly and indirectly through GP Investments LLP, and The Globe Resources Group Inc., all of which are controlled by Mr. O’Shaughnessy.

(2) Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 588,664 common shares held as of 31 December 2014 in the employee benefit trust described under ‘‘Management—Compensation—Employee Benefit Trust’’.

(3) Held through certain private investment funds managed and controlled by Cartica Management, LLC. The common shares reflected as being held by Mr. Quamme include 8,189 common shares held by him personally. Mr. Steven Quamme, one of our principal shareholders and a member of our board of directors, is the Senior Managing Director of Cartica Management, LLC, and therefore may be deemed to have voting and investment power over the common shares of GeoPark held by Cartica Management, LLC.

(4) IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.

(5) Held through various funds managed by Moneda A.F.I. (Administradora de Fondos de Inversión), an asset manager.

(6) Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 9,326 common shares held by him personally.

GEOPARK LIMITED
31 DECEMBER 2014

Note

32	Related parties (continued)

Balances outstanding and transactions with related parties

Account (Amounts in ´000)	Transaction in the year	Balances at year end	Related Party	Relationship
2014
To be recovered from co-ventures	-	5,931	Joint Operations	Joint Operations
Payables account	-	(16,591)	LGI	Partner
To be paid to co-venturers	-	(1,335)	Joint Operations	Joint Operations
Financial expenses	592	-	LGI	Partner
Exploration costs	16	-	Carlos Gulisano	Non-Executive Director (*)
Administrative costs	114	-	Carlos Gulisano	Non-Executive Director (*)
Administrative costs	568	-	Pedro Aylwin	Executive Director (**)
2013
To be recovered from co-ventures	-	15,508	Joint Operations	Joint Operations
Payables account	-	(8,456)	LGI	Partner
To be paid to co-venturers	-	(1,201)	Joint Operations	Joint Operations
Financial expenses	112	-	LGI	Partner
Exploration costs	24	-	Carlos Gulisano	Non-Executive Director (*)
Administrative costs	176	-	Carlos Gulisano	Non-Executive Director (*)
2012
To be recovered from co-ventures	-	8,773	Joint Operations	Joint Operations
Prepayment and other receivables	-	31,138	LGI	Partner
To be paid to co-venturers		(2,007)	Joint Operations	Joint Operations
Exploration costs	31	-	Carlos Gulisano	Non-Executive Director (*)
Administrative costs	219	-	Carlos Gulisano	Non-Executive Director (*)

(*) Corresponding to consultancy services.

(**) Corresponding to: wages and salaries for US$ 374,000 and bonus for US$ 194,000.

There have been no other transactions with the Board of Directors, Executive Board, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the consolidated financial statements, the normal remuneration of Board of Directors and Executive Board and other benefits informed in Note 10.

GEOPARK LIMITED
31 DECEMBER 2014

Note

33	Fees paid to Auditors

Amounts in US$ '000	2014	2013		2012
Fees payable to the Group’s auditors for the audit of the consolidated financial statements	381	668	(*)	346
Fees payable to the Group’s auditors for the review of interim financial statements	128	150		52
Fees payable for the audit of the Group’s subsidiaries pursuant to legislation	36	273		298
Fees payable to the Group’s auditors for the review of 20-F	70	-		-
Non-audit services	826	337		713
Fees paid to auditors	1,441	1,428		1,409

(*) Include fees related to the 2013 IPO process.

Non-audit services relates to tax services for US$ 281,000 (US$ 292,000 in 2013 and US$ 121,000 in 2012) and due diligence, consultancy fees and other services for US$ 545,000 (US$ 45,000 in 2013 and US$ 592,000 in 2012).

Note

34	Business transactions

a.	Colombia

Acquisitions in Colombia

On 14 February 2012, GeoPark acquired two privately-held exploration and production companies operating in Colombia, Winchester Oil and Gas S.A. and La Luna Oil Company Limited S.A. (“Winchester Luna”). For accounting purposes, these acquisitions were computed as if they had occurred on 1 February 2012.

On 27 March 2012, a second acquisition occurred with the purchase of Hupecol Cuerva LLC (“Hupecol”), a privately-held company with two exploration and production blocks in Colombia. For accounting purposes, this acquisition was computed as if it had occurred on 1 April 2012.

Under the terms of the sale and purchase agreement entered into in 2012 in respect of the acquisition of Winchester Luna, the Company has to make certain payments to the former owners arising from the production and sale of hydrocarbons discovered by exploration wells drilled after 25 October 2011 on the working interests of the companies at that date. These payments which involve both, an earnings based measure and an overriding revenue royalty, equate to an estimated 4% carried interest on the part of the vendor.

GEOPARK LIMITED
31 DECEMBER 2014

Note

34	Business transactions (continued)

a.	Colombia (continued)

Acquisitions in Colombia (continued)

The following table summarises the combined consideration paid for Winchester Luna and Hupecol, the fair value of assets acquired and liabilities assumed for these transactions:

Amounts in US$ '000	Hupecol	Winchester Luna	Total
Cash (including working capital adjustments)	79,630	32,243	111,873
Total consideration	79,630	32,243	111,873
Cash and cash equivalents	976	5,594	6,570
Property, plant and equipment (including mineral interest)	73,791	37,182	110,973
Trade receivables	4,402	4,098	8,500
Prepayments and other receivables	5,640	2,983	8,623
Deferred income tax assets	10,344	5,262	15,606
Inventories	10,596	1,612	12,208
Trade payables and other debt	(20,487)	(11,981)	(32,468)
Borrowings	-	(1,368)	(1,368)
Provision for other long-term liabilities	(5,632)	(2,738)	(8,370)
Total identifiable net assets	79,630	40,644	120,274
Bargain purchase gain on acquisition of subsidiaries (1)	-	8,401	8,401

(1) The bargain purchase gain is related to the fact that the Company paid a full market price for the proved reserves but received a discount on the probable and possible reserves and resource base acquired due to the vendor’s limited ability to fund the future development of these assets.

The purchase price allocation above mentioned is final.

Acquisition-related costs have been charged to administrative expenses in the consolidated income statement for the year ended 31 December 2012.

GEOPARK LIMITED
31 DECEMBER 2014

Note

34	Business transactions (continued)

a.	Colombia (continued)

New exploratory license: VIM-3 Block

GeoPark expanded in Colombia through the award of a new exploratory license during the 2014 Colombia Bidding Round, carried out by the Agencia Nacional de Hidrocarburos (“ANH”) on 23 July 2014 in Cartagena, Colombia.

GeoPark was awarded the VIM-3 Block in the Lower Magdalena Basin, covering an area of approximately 225,000 acres. The block has an attractive oil and gas exploration potential in a large area within a proven hydrocarbon system, surrounded by existing oil and gas fields and with sparse exploration activity carried out to date.

GeoPark’s winning bid consisted of committing to a minimum investment program of 200 sq km of 2D seismic and drilling one exploration well, with a total estimated investment of US$ 22.2 million during the initial three year exploratory period and a Royalty X Factor of 3% (see Note 31). GeoPark will operate and have a 100% working interest in the block.

New exploratory license: CPO-4 Block

On 4 November 2014, the Company expanded its operations in Colombia with the addition of the CPO-4 Block to its portfolio through a partnership agreement with SK Innovation (subsidiary of SK Group, the Korean integrated energy and petrochemical company).

The CPO-4 Block is an attractive high potential block on trend with GeoPark’s successful Llanos 34 Block in the Llanos Basin (approximately 60 km away). The CPO-4 Block covers an area of approximately 345,600 acres (1,398 sq km) with 3D seismic coverage of approximately 880 sq km and sparse drilling activity (with only 4 wells drilled to date). SK and GeoPark have jointly identified new prospects in CPO-4 similar to prospects and leads in GeoPark’s Llanos 34 Block where GeoPark has successfully discovered oil.

In accordance with the farm-in agreement, and subject to the approval of Agencia Nacional de Hidrocarburos (ANH) in Colombia, GeoPark will operate and receive a 50% working interest (WI) in the CPO-4 Block in exchange for its commitment to drill and fund its 50% WI (with no carry) of one exploration well. GeoPark’s total financial commitment is approximately $6.0 million (see Note 31). There is an option to move to an additional exploration phase following the drilling of a successful well.

GEOPARK LIMITED
31 DECEMBER 2014

Note

34	Business transactions (continued)

a.	Colombia (continued)

Swap operation

On 29 July 2014, GeoPark’s Colombian subsidiary agreed to exchange its 10% non-operating economic interest in Arrendajo Block for additional interests held by the counterpart in the Yamú Block (GeoPark operated) that includes a 15% economic interest in all of the Yamú fields except for the Carupana field, where the counterparty had a 25% economic interest. According to the terms of the exchange, GeoPark received US$ 3.2 million in cash from the exchange, adjusted by working capital. Following this transaction, GeoPark will continue to be the operator and have a 79.5% interest in the Carupana Field and 90% in Yamú and Potrillo Fields, all fields located in the Yamú Block. This transaction had no impact on the results of the Company.

b.	LGI partnership

On 12 March 2010, LGI and the Company agreed to form a new strategic partnership to jointly acquire and develop upstream oil and gas projects in Latin America.

During 2011, GeoPark and LGI entered into several agreements through which LGI acquires 20% interest in the Chilean Business of the Group.

During 2012, LGI also joined GeoPark’s operations in Colombia through the acquisition of 20% interest in Colombian Business. In addition, LGI committed to fund Colombian operations through the granting of loans.

In addition, in March 2013 GeoPark and LGI announced their agreement to extend their strategic alliance to build a portfolio of upstream oil and gas assets throughout Latin America through 2015.

GEOPARK LIMITED
31 DECEMBER 2014

Note

34	Business transactions (continued)

c.	Brazil

Acquisition in Brazil

GeoPark entered into Brazil with the acquisition of a 10% working interest in the offshore Manati gas field ("Manati Field"), the largest natural gas producing field in Brazil. On 14 May, 2013, GeoPark executed a stock purchase agreement ("SPA") with Panoro Energy do Brazil Ltda., the subsidiary of Panoro Energy ASA, ("Panoro"), a Norwegian listed company with assets in Brazil and Africa, to acquire all of the issued and outstanding shares of its wholly-owned Brazilian subsidiary, Rio das Contas Produtora de Petróleo Ltda ("Rio das Contas"), the direct owner of 10% of the BCAM-40 Block (the "Block"), which includes the shallow-depth offshore Manati Field in the Camamu-Almada basin.

GeoPark has paid a cash consideration of US$ 140 million at 31 March 2014 or the closing date, which was adjusted for working capital with an effective date of 30 April 2013. The agreement also provides for possible future contingent payments by GeoPark over the next five years, depending on the economic performance and cash generation of the Block. The Company has estimated that there are no any future contingent payments at the acquisition date and as of the date of these financial statements either.

The Manati Field is a strategically important, profitable upstream asset in Brazil and currently provides approximately 50% of the gas supplied to the northeastern region of Brazil and more than 75% of the gas supplied to Salvador, the largest city and capital of the northeastern state of Bahia. The field is largely developed with existing producing wells and an extensive pipeline, treatment and delivery infrastructure and is not expected to require significant future capital expenditures to meet current production estimates. Additional reserve development may be possible.

The Manati Field is operated by Petrobras (35% working interest), the Brazilian national company, largest oil and gas operator in Brazil and internationally-respected offshore operator. Other partners in the Block include Queiroz Galvao Exploração e Produção (45% working interest) and Brasoil Manati Exploração Petrolífera S.A. (10% working interest).

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) was adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on our business model.

GEOPARK LIMITED
31 DECEMBER 2014

Note

34	Business transactions (continued)

c.	Brazil (continued)

The following table summarises the consideration paid, the fair value of assets acquired and liabilities assumed for the abovementioned transaction:

Amounts in US$ '000	Total
Cash (including working capital adjustments)	140,100
Total consideration	140,100
Cash and cash equivalents	25,133
Property, plant and equipment (including mineral interest)	112,847
Trade receivables	9,757
Prepayments and other receivables	5,945
Other financial assets	950
Deferred income tax liabilities	(3,132)
Trade and other payables	(4,538)
Provision for other long-term liabilities	(6,862)
Total identifiable net assets	140,100

The purchase price allocation above mentioned is final. Acquisition-related costs have been charged to administrative expenses in the consolidated income statement for the year ended 31 December 2012.

The revenue included in the consolidated statement of comprehensive income since acquisition date contributed by the acquired company was US$ 35,621,000. The acquired company also contributed profit of US$ 18,952,000 over the same period.

Had Rio das Contas been consolidated from 1 January 2014 the consolidated statement of income would show pro-forma revenue of US$ 440,298,000 and profit of US$ 23,139,000.

Round 11

On 14 May 2013, the Company has been awarded seven new licenses in the Brazilian Round 11 of which two are in the Reconcavo Basin in the State of Bahia and five are in the Potiguar Basin in the State of Rio Grande do Norte.

The licensing round was organized by the ANP and all proceedings and bids have been made public. On 17 September 2013, the winning bids were approved by the ANP.

For its winning bids on the seven blocks, GeoPark has committed to invest a minimum of US$ 15.3 million (including bonus and work program commitment) during the first 3 years of the exploratory period (see Note 31). The new blocks cover an area of approximately 54,850 acres.

GEOPARK LIMITED
31 DECEMBER 2014

Note

34	Business transactions (continued)

c.	Brazil (continued)

Round 12

On 28 November 2013, the ANP awarded GeoPark with two new concessions in a new international bidding round, Round 12.

In Brazil, GeoPark Brazil is currently a party to a legal proceeding related to the concession agreement of Block PN-T-597 that the ANP initially awarded to GeoPark Brazil in the 12th oil and gas bidding round. As a result of a class action filed by the Federal Prosecutor’s Office, an injunction was issued by a Brazilian Federal Court against the ANP, the Federal Government and GeoPark Brazil on 13 December 2013. Due to the injunction GeoPark Brazil could not proceed to execute the concession agreement, and cannot do so until the injunction is lifted. According to the terms of the Court’s injunction, the ANP will first need to take certain actions, such as conducting studies that prove that drilling unconventional resources will not contaminate the dams and aquifers in the region. On 21 February 2014, GeoPark Brazil requested that the board of the ANP suspend the execution of the concession agreement (which entails delivery of the financial guarantee and performance guarantee and payment of the signing bonus) for six months with a possible extension of an additional six months, or until a firm court decision is reached that does not prevent GeoPark Brazil from entering into the concession agreement. On 16 April 2014, the ANP’s Board enacted a resolution stating that all proceedings related to the award of the concession of Block PN-T-597 to GeoPark Brazil were suspended.

d.	Peru

Entry in Peru

The Company has executed a Joint Investment Agreement and Joint Operating Agreement with Petróleos del Perú S.A. (“Petroperu”) to acquire an interest in and operate the Morona Block located in northern Peru. GeoPark will assume a 75% working interest (“WI”) of the Morona Block, with Petroperu retaining a 25% WI. The transaction has been approved by the Board of Directors of both Petroperu and GeoPark.

The transaction is subject to customary conditions, certain license modifications and a presidential decree. The transaction is expected to close by the second half of 2015.

The Morona Block, also known as Lote 64, covers an area of 1.9 million acres on the western side of the Marañón Basin, one of the most prolific hydrocarbon basins in Peru.

GEOPARK LIMITED
31 DECEMBER 2014

Note

34	Business transactions (continued)

d.	Perú (continued)

The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic. In addition to the Situche Central field, the Morona Block has a large exploration potential with several high impact prospects and plays – with exploration resources currently estimated to range from 200 to 600 mmbo.

The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq km (3D seismic), and an operating field camp and logistics infrastructure. The expected work program and development plan for the Situche Central oil field is to be completed in three stages.

The goal of the initial stage will be to put the field into production through a long term test to help determine the most effective overall development plan and to begin to generate cash flow. This initial stage requires an investment of approximately US$ 140 million to US$ 160 million and is expected to be completed within 18 to 24 months after closing. GeoPark has committed to carry Petroperu during this initial phase. The subsequent work program stages, which will be initiated once production has been established, are focused on carrying out the full development of the Situche Central field, including transportation infrastructure, and new exploration drilling of the block. Petroperu will also have the right to increase its WI in the block up to 50%, subject to GeoPark recovering its investments in the block by certain agreed factors.

GeoPark has already been qualified as an Operator by Perupetro, the Peruvian petroleum licensing agency.

GEOPARK LIMITED
31 DECEMBER 2014

Note

35	Agreement with Methanex

The Company has signed a long-term Gas Supply Contract with Methanex in Chile, which expires in 2017.

In March 2012, the Company and Methanex signed a third addendum and amendment to the Gas Supply Agreement to promote the development of gas reserves. Through this new agreement, the Company completed the drilling of five new gas wells during 2012. Methanex contributed to the cost of drilling the wells in order to improve the project economics. The Company fulfilled all the commitments under this agreement.

The Agreement also included monthly commitments for delivering certain volumes of gas and in case of failure, the Company could satisfy the obligation through future deliveries without penalty during a period of three months. As of 31 December 2012, the accrued penalty for under delivered volumes amounted to US$ 1.7 million which was recorded in Provisions for other liabilities in the Statement of Financial Position.

On 30 August 2013, the Company signed a fourth amendment to the Methanex Gas Supply Agreement, pursuant to which the Company committed, for a period of six months commencing 15 September, 2013, to deliver an increased volume, in a total amount of 400,000 SCM/d per month (subject to reduction for deliveries in excess of 200,000 SCM/d to Methanex or ENAP made between 29 April and 15 September, 2013), at an additional price per month of US$ 1.50 per mmbtu for volumes in excess of 180,000 SCM/d, or an additional price per month of US$ 2.00 per mmbtu in any month in which we were able ro commit to deliver at least 500,000 SCM/d (subject to certain exceptions based on methanol prices). The amendment also provides for temporary DOP and TOP thresholds of 100% and 50%, respectively. As of 31 December 2013, the Company fulfilled the delivery volume commitment.

On 1 April 2014, the Company and Methanex executed a fifth amendment to the Gas Supply Agreement, valid until 30 April 2015, which extended the fourth amendment conditions until 18 May 2014, and defined new conditions for the winter 2014 period (May 2014 to September 2014) and the post winter period (October 2014 to April 2015). During the winter 2014 period the price was fixed on US$ 4.0 per mmbtu plus 50% of any price difference that Methanex obtained if gas were delivered to third parties. For the post winter period the Company committed deliveries over 400,000 SCM/d, under the same price conditions of the fourth amendment. The fifth amendment also waived the DOP and TOP thresholds for both parties, replacing them by reasonable efforts to deliver and take, and giving GeoPark’s gas first priority over any third party supplies to Methanex.

GEOPARK LIMITED
31 DECEMBER 2014

Note

36	Strategic alliance with Tecpetrol in Brazil

On 30 September 2013, the Company and Tecpetrol S.A. ("Tecpetrol") announced the formation of a new strategic alliance to jointly identify, study and potentially acquire upstream oil and gas opportunities in Brazil, with a specific focus on the Parnaiba, Sao Francisco, Reconcavo, Potiguar and Sergipe-Alagoas basins.

Tecpetrol is the oil and gas subsidiary of the Techint Group (a multinational oilfield and steel conglomerate) with an extensive track-record as an oil and gas explorer and operator with its portfolio of assets currently in Argentina, Peru, Colombia, Ecuador, Mexico, Bolivia, Venezuela and the United States, and with a current net production of over 85,000 barrels of oil equivalent per day.

At 31 December 2014, there is no accounting impact of the creation of the alliance.

Note

37	Oil industry situation and the impact on GeoPark’s operations

As a consequence of oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell more than 40% between September 2014 and February 2015), the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its liquidity. The main decisions within the mentioned program for 2015 include:

-	Reduction of its capital investment taking advantage of the discretionary work programme.

-	Deferment of capital projects by regulatory authority and partner agreement.

-	Renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation trucking and pipeline costs.

-	Operating cost improved efficiencies and temporary suspension of certain marginal producing oil and gas fields.

-
Further cost reductions are expected to result from a general depreciation of Latin American currencies (Colombian peso, Brazilian real, Chilean peso, Argentine peso and Peruvian sol), in connection with operating and structure costs established in local currencies.

GEOPARK LIMITED
31 DECEMBER 2014

Note

38	Impairment test on Property, plant and equipment

Considering the scenario described in Note 37, the Company has addressed the process of evaluating the recoverability of its fixed assets affected by oil price drop. From an accounting point of view, this price drop constitutes an impairment indicator according to IAS 36 and, consequently, it triggers the need of assessing fair value of the assets involved against their carrying amount.

The Management of the Company considers as Cash Generating Unit (CGU) each of the blocks in which the Group has working or economic interests. The blocks with no material investment on fixed assets or with operations that are not linked to oil prices were not subject to impairment test.

The main assumptions taken into account for the impairment tests for the blocks below mentioned were:

-
The future oil prices have been calculated taking into consideration the oil curves prices available in the market, provided by international advisory companies, weighted through internal estimations in accordance with price curves used by D&M;

-	Three price scenarios were projected and weighted in order to minimize misleading: low price, middle price and high price (see below table “Oil price scenarios”);

-
The table “Oil price scenarios” was based on WTI future price estimations; the Company adjusted this marker price on its model valuation to reflect the effective price applicable in each location (see Note 3 “Price risk”);

-	The model valuation was based on the expected cash flow approach;

-	The revenues were calculated linking price curves with levels of production according to certified reserves (see below table “Oil price scenarios”);

-	The levels of production have been linked to certified risked 1P, 2P and 3P reserves (see Note 4);

-	Production and structure costs were estimated considering internal historical data according to GeoPark’s own records and aligned to 2015 approved budget;

-	The capital expenditures were estimated considering the drilling campaign necessary to develop the certified reserves;

-	The assets subject to impairment test are the ones classified as Oil and Gas properties and Production facilities and machinery;

-	The carrying amount subject to impairment test includes mineral interest;

-	The income tax charges have considered future changes in the applicable income tax rates (see Note 16).

GEOPARK LIMITED
31 DECEMBER 2014

Note

38	Impairment test on fixed assets (continued)

Table Oil price scenarios (*):

	Amounts in US$ per Bbl
Year	Low price (15%)	Middle price (60%)	High price (25%)	Weighted market price used for the impairment test
2015	46,0	56,8	72,0	59,0
2016	51,8	67,1	81,0	68,3
2017	61,0	75,0	81,0	74,4
2018	64,0	75,0	90,0	77,1
2019	66,0	85,0	100,0	85,9
2020	67,0	95,0	100,0	92,1
Over 2021	67,0	100,0	100,0	96,6

(*) The percentages indicated between brackets represent the Company estimation regarding each price scenario.

Summary for Chilean blocks impairment:

Block name	Working interest	Carrying amount (US$ million)	Impairment impact	Projections year end	Pre-tax discount rate
Flamenco	50%	15,0	No	2024	10.5%
Campanario	50%	3,6	No	2024	10.5%
Isla Norte	60%	3,7	No	2024	10.5%
Fell	100%	355,7	No	2029	10.5%

Summary for Colombian blocks impairment:

Block name	Working interest	Carrying amount (US$ million)	Impairment impact	Projections year end	Pre-tax discount rate
Cuerva Block (1)	100%	68,0	Yes	2020	15.3%
Llanos 17 Block	36.84%	6,0	No	2016	15.3%
Yamu/Carupana Block	90% - 79.5%	17,0	No	2017	15.3%
Llanos 34 Block	45%	77,0	No	2022	15.3%
Llanos 32 Block	10%	9,0	No	2025	15.3%

(1)
The Company recognized an impairment loss in Cuerva block that amounts to US$ 9,400,000; the carrying amount of the fixed assets related to Cuerva block after deduction of impairment loss amounts to US$ 59,600,000.

If the weighted market price used for the impairment test had been 5% lower in each of the future years, with all other variables held constant, the impairment loss would have been higher by approximately US$ 13,000,000.

Brazil segment did not present any impairment indicator as it produces mainly gas, which price is established by a supply agreement; Peru and Argentina segments have no associated assets subject to impairment.

GEOPARK LIMITED
31 DECEMBER 2014

Note

39	Supplemental information on oil and gas activities (unaudited)

The following information is presented in accordance with ASC No. 932 “Extractive Activities - Oil and Gas”, as amended by ASU 2010 - 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on December 31, 2008. This information includes the Company’s oil and gas production activities carried out in Chile, Colombia, Brazil and Argentina.

Table 1 - Costs incurred in exploration, property acquisitions and development (1)

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of 31 December 2014, 2013 and 2012. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2014
Acquisition of properties
Proved	-	-	-	112,646	112,646
Unproved	-	-	-	-	-
Total property acquisition	-	-	-	112,646	112,646
Exploration	84,251	14,114	(123)	12,004	110,246
Development	82,742	55,336	126	1,052	139,256
Total costs incurred	166,993	69,450	3	125,702	362,148

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2013
Acquisition of properties
Proved	-	-	-	-	-
Unproved	-	-	-	-	-
Total property acquisition	-	-	-	-	-
Exploration	91,140	47,668	(1,917)	1,702	138,593
Development	61,748	37,983	124	-	99,855
Total costs incurred	152,888	85,651	(1,793)	1,702	238,448

Amounts in US$ '000	Chile	Colombia	Argentina	Total
Year ended 31 December 2012
Acquisition of properties
Proved	-	82,766	-	82,766
Unproved	-	27,818	-	27,818
Total property acquisition	-	110,584	-	110,584
Exploration	58,301	28,999	(1,602)	85,698
Development	89,669	27,479	499	117,647
Total costs incurred	147,970	167,062	(1,103)	313,929
(1)	Includes capitalised amounts related to asset retirement obligations.

GEOPARK LIMITED
31 DECEMBER 2014

Note

39	Supplemental information on oil and gas activities (unaudited – continued)

Table 2 - Capitalised costs related to oil and gas producing activities

The following table presents the capitalized costs as at 31 December 2014, 2013 and 2012, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2014
Proved properties
Equipment, camps and other facilities	81,998	28,805	843	-	111,646
Mineral interest and wells (1)	426,638	227,755	4,849	90,705	749,947
Other uncompleted projects	37,902	20,204	-	1,053	59,159
Unproved properties	113,403	18,176	-	8,865	140,444
Gross capitalised costs	659,941	294,940	5,692	100,623	1,061,196
Accumulated depreciation (1)	(163,217)	(111,855)	(5,562)	(4,951)	(285,585)
Total net capitalised costs	496,724	183,085	130	95,672	775,611
(1) Includes capitalised amounts related to asset retirement obligations and impairment loss in Colombia for US$ 9.4 million.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2013
Proved properties
Equipment, camps and other facilities	77,481	20,514	843	-	98,838
Mineral interest and wells (1)	310,364	178,048	4,849	-	493,261
Other uncompleted projects	33,176	7,053	-	-	40,229
Unproved properties	109,862	37,853	31	13	147,759
Gross capitalised costs	530,883	243,468	5,723	13	780,087
Accumulated depreciation (1)	(127,447)	(60,150)	(5,470)	-	(193,067)
Total net capitalised costs	403,436	183,318	253	13	587,020
(1) Includes capitalised amounts related to asset retirement obligations.

Amounts in US$ '000	Chile	Colombia	Argentina	Total
At 31 December 2012
Proved properties
Equipment, camps and other facilities	69,755	16,351	843	86,949
Mineral interest and wells (1)	236,499	103,023	4,849	344,371
Other uncompleted projects	44,806	8,520	-	53,326
Unproved properties	59,924	33,151	31	93,106
Gross capitalised costs	410,984	161,045	5,723	577,752
Accumulated depreciation (1)	(98,161)	(20,917)	(5,414)	(124,492)
Total net capitalised costs	312,823	140,128	309	453,260
(1)	Includes capitalised amounts related to asset retirement obligations.

GEOPARK LIMITED
31 DECEMBER 2014

Note

39	Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarises revenues and expenses directly associated with oil and gas producing activities for the years ended 31 December 2014, 2013 and 2012. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2014
Net revenue	145,720	246,085	1,308	35,621	428,734
Production costs, excluding depreciation
Operating costs	(34,991)	(67,470)	(309)	(5,354)	(108,124)
Royalties	(6,777)	(12,354)	(241)	(2,794)	(22,166)
Total production costs	(41,768)	(79,824)	(550)	(8,148)	(130,290)
Exploration expenses (1)	(36,057)	(4,567)	123	(2,164)	(42,665)
Accretion expense (2)	(816)	(547)	-	(609)	(1,972)
Impairment loss for non-financial assets	-	(9,430)	-	-	(9,430)
Depreciation, depletion and amortization	(35,856)	(51,856)	(94)	(11,554)	(99,360)
Results of operations before income tax	31,223	99,861	787	13,146	145,017
Income tax	(4,684)	(33,953)	(275)	(4,470)	(43,382)
Results of oil and gas operations	26,539	65,908	512	8,676	101,635

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2013
Net revenue	157,491	179,324	1,538	-	338,353
Production costs, excluding depreciation
Operating costs	(30,915)	(62,818)	(92)	-	(93,825)
Royalties	(7,383)	(9,661)	(195)	-	(17,239)
Total production costs	(38,298)	(72,479)	(287)	-	(111,064)
Exploration expenses	(13,138)	(3,341)	1,928	(1,703)	(16,254)
Accretion expense (2)	(429)	(880)	(214)	-	(1,523)
Depreciation, depletion and amortization	(29,287)	(39,233)	(59)	-	(68,579)
Results of operations before income tax	76,339	63,391	2,906	(1,703)	140,933
Income tax	(11,451)	(20,919)	(1,017)	579	(32,808)
Results of oil and gas operations	64,888	42,472	1,889	(1,124)	108,125

GEOPARK LIMITED
31 DECEMBER 2014

Note

39	Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities (continued)

Amounts in US$ '000	Chile	Colombia	Argentina	Total
Year ended 31 December 2012
Net revenue	149,927	99,501	1,050	250,478
Production costs, excluding depreciation
Operating costs	(30,586)	(35,069)	151	(65,504)
Royalties	(7,088)	(4,164)	(172)	(11,424)
Total production costs	(37,674)	(39,233)	(21)	(76,928)
Exploration expenses	(22,080)	(5,528)	(282)	(27,890)
Accretion expense (2)	(265)	(803)	(194)	(1,262)
Depreciation, depletion and amortization	(28,120)	(20,964)	(3,223)	(52,307)
Results of operations before income tax	61,788	32,973	(2,670)	92,091
Income tax	(9,268)	(10,881)	935	(19,214)
Results of oil and gas operations	52,520	22,092	(1,735)	72,877
(1)	Do not include Perú costs.

(2)	Represents accretion of ARO liability.

Table 4 - Reserve quantity information

Estimated oil and gas reserves

Proved reserves represent estimated quantities of oil (including crude oil and condensate) and natural gas, which available geological and engineering data demonstrates with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC Modernization of Oil and Gas Reporting rules, which were issued by the SEC at the end of 2008.

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of 31 December 2014, 2013 and 2012 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities—Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

GEOPARK LIMITED
31 DECEMBER 2014

Note

39	Supplemental information on oil and gas activities (unaudited – continued)

Reserves engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be accurately measured, and the reserve estimation depends on the quality of available information and the interpretation and judgment of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different than the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.

The estimated GeoPark net proved reserves for the properties evaluated as of 31 December 2014, 2013 and 2012 are summarised as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of 31 December 2014		As of 31 December 2013		As of 31 December 2012
	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)
Net proved developed
Chile (1)	1,463.7	9,352.0	2,236.6	10,037.0	2,104.8	12,768.0
Colombia (2)	7,594.8	-	3,250.9	-	2,008.6	-
Brazil (3)	69.0	20,863.0	-	-	-	-
Total consolidated	9,127.5	30,215.0	5,487.5	10,037.0	4,113.4	12,768.0

Net proved undeveloped
Chile (4)	4,978.2	24,618.0	3,138.4	22,122.0	3,153.3	16,813.0
Colombia (5)	17,140.5	-	6,175.7	-	4,618.4	-
Brazil (5)	61.0	19,601.0	-	-	-	-
Total consolidated	22,179.7	44,219.0	9,314.1	22,122.0	7,771.7	16,813.0

Total proved reserves	31,307.2	74,434.0	14,801.6	32,159.0	11,885.1	29,581.0

(1)	Fell Block accounts for 92% of the reserves (100% in 2013 and 2012) (LGI owns a 20% interest) and Flamenco Block accounts for 8% (LGI owns 31.2% interest).

(2)	Llanos 34 Block and Cuerva Block account for 79% and 17% (58% and 36% in 2013 and 31% and 53% in 2012) of the proved developed reserves, respectively (LGI owns a 20% interest).

(3)	BCAM-40 Block accounts for 100% of the reserves.

(4)	Fell Block accounts for 96% of the reserves (100% in 2013 and 2012) (LGI owns a 20% interest), Flamenco Block accounts for 3% and Isla Norte accounts for 1% (LGI owns 31.2% interest).

(5)	Llanos 34 Block and Cuerva Block account for 91% and 7% (74% and 23% in 2013 and 72% and 25% in 2012) of the proved undeveloped reserves, respectively (LGI owns a 20% interest).

GEOPARK LIMITED
31 DECEMBER 2014

Note

39	Supplemental information on oil and gas activities (unaudited – continued)

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Chile	Colombia	Brazil	Total
Reserves as of 31 December 2011	5,254.1	-	-	5,254.1
Increase (decrease) attributable to:
Revisions (1)	(1,250.8)	-	-	(1,250.8)
Extensions and discoveries	2,670.0	-	-	2,670.0
Purchases of minerals in place	-	7,522.8	-	7,522.8
Production	(1,415.2)	(895.8)	-	(2,311.0)
Reserves as of 31 December 2012	5,258.1	6,627.0	-	11,885.1
Increase (decrease) attributable to:
Revisions	271.1	(277.0)	-	(5.9)
Extensions and discoveries (2)	1,431.0	5,210.0	-	6,641.0
Production	(1,585.2)	(2,133.4)	-	(3,718.6)
Reserves as of 31 December 2013	5,375.0	9,426.6	-	14,801.6
Increase (decrease) attributable to:
Revisions (3)	124.9	2,489.7	-	2,614.6
Extensions and discoveries (4)	2,314.0	16,477.0	-	18,791.0
Purchases of minerals in place (Note 34)	-	-	150.0	150.0
Production	(1,372.0)	(3,658.0)	(20.0)	(5,050.0)
Reserves as of 31 December 2014	6,441.9	24,735.3	130.0	31,307.2

(1)	The revisions are mainly related to condensate from the reduced gas and two fields in the Fell Block (Copihue and Guanaco) where there were reductions in proved recovery based on performance.

(2)	Mainly due to 2013 discoveries in Llanos 34 (Taro Taro, Tigana and Tigana Sur) and Yamú (Potrillo).

(3)
In Chile, the revisions are mainly due to Field’s performance in Fell and TdF Blocks. In Colombia, the revisions are mainly due to the performance of Tua Field and secondly to the performance of Max and Taro-taro Fields in Llanos 34 Block.

(4)
In Chile, the discoveries mainly due to Loij Field discovery and Konawentru Field extensions. In Colombia, the discoveries mainly due to Tigana Field extensions wells and Aruco Field discovery in Llanos 34 Block.

GEOPARK LIMITED
31 DECEMBER 2014

Note

39	Supplemental information on oil and gas activities (unaudited – continued)

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Chile	Brazil	Total
Reserves as of 31 December 2011	57,157.0	-	57,157.0
Increase (decrease) attributable to:
Revisions (1)	(21,860.0)	-	(21,860.0)
Extensions and discoveries	2,256.0	-	2,256.0
Purchases	-	-	-
Production	(7,972.0)	-	(7,972.0)
Reserves as of 31 December 2012	29,581.0	-	29,581.0
Increase (decrease) attributable to:
Revisions (2)	4,691.0	-	4,691.0
Extensions and discoveries	2,219.0	-	2,219.0
Production	(4,332.0)	-	(4,332.0)
Reserves as of 31 December 2013	32,159.0	-	32,159.0
Increase (decrease) attributable to:
Revisions (3)	3,312.0	-	3,312.0
Extensions and discoveries (4)	3,014.0	-	3,014.0
Purchases of minerals in place (Note 34)	-	47,680.0	47,680.0
Production	(4,515.0)	(7,216.0)	(11,731.0)
Reserves as of 31 December 2014	33,970.0	40,464.0	74,434.0

(1)
The revisions are mainly due to the effect of having reduced the Company’s future gas production profile in Chile because of expected reduced deliveries to the Methanex plant. This causes a significant portion of the gas reserves to be produced below an economic level later in the productive life of the Fell Block and after the expiration of the Methanex Gas Supplies Agreement.

(2)	The revisions are mainly due to adjustments in the Fell Block as a response to a workover in Monte Aymond field, and associated gas from drilling campaigns in Konawentru and Yagán Norte fields.

(3)	The revisions are mainly due to Chercán Field development in TdF Block and gas and associated gas performance/development in Fields of Fell Block.

(4)	Mainly due to the Ache Field discovery and the associated gas from Konawentru extensions wells.

Revisions refer to changes in interpretation of discovered accumulations and some technical / logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

GEOPARK LIMITED
31 DECEMBER 2014

Note

39	Supplemental information on oil and gas activities (unaudited – continued)

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day- of-the-month price during the 12-month period for 2014, 2013 and 2012 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices, costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed below. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows derived from the reserves of hydrocarbons.

Amounts in US$ '000	Chile	Colombia	Brazil	Total
At 31 December 2014
Future cash inflows	778,820	1,732,395	307,535	2,818,750
Future production costs	(250,529)	(587,096)	(124,265)	(961,890)
Future development costs	(184,352)	(100,036)	(19,965)	(304,353)
Future income taxes	(54,442)	(303,090)	(19,566)	(377,098)
Undiscounted future net cash flows	289,497	742,173	143,739	1,175,409
10% annual discount	(61,839)	(158,102)	(31,594)	(251,535)
Standardized measure of discounted future net cash flows	227,658	584,071	112,145	923,874

GEOPARK LIMITED
31 DECEMBER 2014

Note

39	Supplemental information on oil and gas activities (unaudited – continued)

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves (continued)

Amounts in US$ '000	Chile	Colombia	Argentina	Total
At 31 December 2013
Future cash inflows	610,106	686,227	-	1,296,333
Future production costs	(164,820)	(274,246)	-	(439,066)
Future development costs	(215,426)	(82,964)	-	(298,390)
Future income taxes	(38,599)	(118,104)	-	(156,703)
Undiscounted future net cash flows	191,261	210,913	-	402,174
10% annual discount	(27,401)	(37,121)	-	(64,522)
Standardized measure of discounted future net cash flows	163,860	173,792	-	337,652
At 31 December 2012
Future cash inflows	568,647	491,578	-	1,060,225
Future production costs	(135,525)	(181,780)	-	(317,305)
Future development costs	(149,100)	(45,966)	-	(195,066)
Future income taxes	(44,218)	(98,773)	-	(142,991)
Undiscounted future net cash flows	239,804	165,059	-	404,863
10% annual discount	(37,355)	(31,414)	-	(68,769)
Standardized measure of discounted future net cash flows	202,449	133,645	-	336,094

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$ '000	Chile	Colombia	Brazil	Total
Present value at 31 December 2011	285,603	-	-	285,603
Sales of hydrocarbon , net of production costs	(110,331)	(10,015)	-	(120,346)
Net changes in sales price and production costs	45,100	-	-	45,100
Changes in estimated future development costs	(73,255)	-	-	(73,255)
Extensions and discoveries less related costs	108,768	-	-	108,768
Development costs incurred	57,055	-	-	57,055
Revisions of previous quantity estimates	(174,757)	-	-	(174,757)
Purchase of minerals in place	-	143,660	-	143,660
Net changes in income taxes	23,250	-	-	23,250
Accretion of discount	36,215	-	-	36,215
Other changes	4,801	-	-	4,801

GEOPARK LIMITED
31 DECEMBER 2014

Note

39	Supplemental information on oil and gas activities (unaudited – continued)

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves (continued)

Amounts in US$ '000	Chile	Colombia	Brazil	Total
Present value at 31 December 2012	202,449	133,645	-	336,094
Sales of hydrocarbon , net of production costs	(128,993)	(118,417)	-	(247,410)
Net changes in sales price and production costs	(4,925)	4,754	-	(171)
Changes in estimated future development costs	(118,760)	(68,337)	-	(187,097)
Extensions and discoveries less related costs	63,948	186,738	-	250,686
Development costs incurred	83,983	39,922	-	123,905
Revisions of previous quantity estimates	37,389	(9,928)	-	27,461
Net changes in income taxes	4,102	(17,827)	-	(13,725)
Accretion of discount	24,667	23,242	-	47,909
Present value at 31 December 2013	163,860	173,792	-	337,652
Sales of hydrocarbon , net of production costs	(110,451)	(208,337)	(39,414)	(358,202)
Net changes in sales price and production costs	18,310	19,215	7,409	44,934
Changes in estimated future development costs	(134,272)	(51,176)	(22,143)	(207,591)
Extensions and discoveries less related costs	96,614	600,391	-	697,005
Development costs incurred	157,988	59,272	1,340	218,600
Revisions of previous quantity estimates	25,114	103,411	1,559	130,084
Net changes in income taxes	(9,751)	(141,687)	4,156	(147,282)
Purchase of minerals in place	-	-	142,423	142,423
Accretion of discount	20,246	29,190	16,815	66,251
Present value at 31 December 2014	227,658	584,071	112,145	923,874

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: March 23, 2015